Filed with the Securities and Exchange Commission on January 18, 1994

                                           Registration No. 33-

               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                         F O R M   S - 4

                REGISTRATION STATEMENT UNDER THE
                     SECURITIES ACT OF 1933

                             BANC ONE CORPORATION
     (Exact name of Registrant as specified in its charter)

                                     Ohio
 (State or other jurisdiction of incorporation or organization)

                                     6711
    (Primary Standard Industrial Classification Code Number)

                                  31-0738296
              (I.R.S. Employer Identification No.)

           100 East Broad Street, Columbus, Ohio 43271, (614) 248-5944 (Address, including Zip Code, and telephone number, including area code, of Registrant's principal executive offices)

           Roman J. Gerber, Esq., BANC ONE CORPORATION
           100 East Broad Street, Columbus, Ohio 43271, (614) 248-5903 (Name, address, including Zip Code, and telephone number, including area code, of agent for service)

                         With Copies to:

                      Fred A. Summer, Esq.
                    Squire, Sanders & Dempsey
                      41 South High Street
                      Columbus, Ohio  43215
                         (614) 365-2743

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement and all other conditions to the merger of a wholly owned subsidiary of the Registrant with and into FirsTier Financial, Inc. pursuant to the Merger Agreement described in the enclosed Prospectus and Proxy Statement have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. +-+
                                         +-+
                 Calculation of Registration Fee


                                          Proposed    Proposed
                                           maximum     maximum
Title of each class         Amount        offering    aggregate     Amount of
   of securities            to be           price     offering    registration
 to be registered         registered(1)   per unit(2)  price(2)      fee(2)

Common Stock              14,893,750       $39.00   $580,856,250    $200,297


(1) Based on an estimate of the maximum number of shares of common stock of the Registrant to be issued in connection with the merger of a wholly owned subsidiary of the Registrant with and into FirsTier Financial, Inc.

(2) Estimated solely for purpose of computing the registration fee based upon the average of the high and low sales prices of the Common Stock, par value $5.00 per share, of FirsTier Financial, Inc. as reported on the NASDAQ National Market System on January 13, 1994, in accordance with Rule 457(f)(1) of the General Rules and Regulations under the Securities Act of 1933.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

                      BANC ONE CORPORATION
                      Cross Reference Sheet


                                   Caption in Prospectus
           Item of Form S-4        and Proxy Statement

A.  Information about the Transaction

    Item 1 - Forepart of Registration       Outside Front Cover Page
    Statement and Outside Front Cover       Reference Sheet
    Page of Prospectus

    Item 2 - Inside Front and Outside       Available Information; Incorpora-
    Back Cover Pages of Prospectus          tion by Reference; Table of
                                            Contents

    Item 3 - Risk Factors, Ratio of         Information About the Transaction
    Earnings to Fixed Charges and
    Other Information

    Item 4 - Terms of the Transaction       Merger; Comparative Rights of
                                            Shareholders

    Item 5 - Pro Forma Financial Infor-     Incorporation by Reference
    mation

    Item 6 - Material Contacts with         Background of Transaction;
    the Company Being Acquired              [Incentive Compensation]

    Item 7 - Additional Information                  *
    Required for Reoffering by
    Persons and Parties Deemed To Be
    Underwriters

    Item 8 - Interests of Named             Interests of Named Experts and
    Experts and Counsel                     Counsel

    Item 9 - Disclosure of Commission                  *
    Position on Indemnification for
    Securities Act Liabilities


B.  Information about the Registrant

    Item 10 - Information with Respect      Information about BANC ONE
    to S-3 Registrants

    Item 11 - Incorporation of Certain      Incorporation of Certain Informa-
    Information by Reference                tion About BANC ONE by Reference;
                                            Incorporation by Reference

                                            Caption in Prospectus
           Item of Form S-4                 and Proxy Statement

    Item 12 - Information with Respect                  *
    to S-2 or S-3 Registrants


    Item 13 - Incorporation of Certain                  *
    Information by Reference


    Item 14 - Information with Respect                  *
    to Registrants Other Than S-2 or
    S-3 Registrants

C.  Information about the Company
    Being Acquired

    Item 15 - Information with Respect      Information about FirsTier;
    to S-3 Companies                        Incorporation of Certain
                                            Information about FirsTier
                                            by Reference; Incorporation by
                                            Reference

    Item 16 - Information with Respect                  *
    to S-2 or S-3 Companies

    Item 17 - Information with Respect                  *
    to Companies Other Than S-2 or
    S-3 Companies

D.  Voting and Management Information

    Item 18 - Information if Proxies,       The Special Meeting of Shareholders;
    Consents or Authorizations Are To       Voting and Management Information;
    Be Solicited                            Incorporation of Certain Informa-
                                            tion About BANC ONE by Reference;
                                            Incorporation of Certain Informa-
                                            tion About FirsTier by Reference

    Item 19 - Information if Proxies,                  *
    Consents or Authorizations Are
    Not To Be Solicited or in an
    Exchange Offer



*  Omitted because item is inapplicable or answer to item is negative


                    FIRSTIER FINANCIAL, INC.



                                      , 1994




Dear Shareholder:

You are cordially invited to attend a Special Meeting of
Shareholders of FirsTier Financial, Inc. ("FIRSTIER") to be held at
[              ], Omaha, Nebraska 68102 on                , 1994,
at _____ [a.m.][p.m.], local time.

The purpose of the meeting is to consider and vote upon approval of an Agreement and Plan of Merger dated as of April 19, 1993, as amended (the "Merger Agreement"), pursuant to which a wholly owned subsidiary of BANC ONE CORPORATION ("BANC ONE") will merge with and into FIRSTIER. In the merger, each outstanding share of FIRSTIER Common Stock will be converted into 1.25 shares of BANC ONE Common Stock, as described more fully in the accompanying Prospectus and Proxy Statement.

Your Board of Directors believes that the terms of the merger are in the best interests of FIRSTIER shareholders, will provide significant value to all FIRSTIER shareholders, and will enable holders of FIRSTIER Common Stock to participate in the expanded opportunities for growth that the merger will make possible. Additional information is contained in the accompanying Prospectus and Proxy Statement which I urge you to read carefully.

Your Board of Directors unanimously recommends that you vote in favor of the approval of the Merger Agreement.

Please indicate your voting instructions, sign and date the enclosed proxy and mail it promptly in the return envelope provided. Whether or not you plan to attend the meeting, it is important that you return the enclosed Proxy so that your shares of FIRSTIER Common Stock are voted.

PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME. If the Merger Agreement is approved, you will be sent instructions regarding the mechanics of exchanging your existing FIRSTIER Common Stock certificates for new certificates representing shares of BANC ONE Common Stock.


                                      Sincerely,



                                      David A. Rismiller
                                      Chairman, President
                                      and Chief Executive Officer


                    FIRSTIER FINANCIAL, INC.
                       1700 FARNAM STREET
                      OMAHA, NEBRASKA 68102


            NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
            TO BE HELD                        , 1994


To the Shareholders of FirsTier Financial, Inc.:

A Special Meeting of the holders of Common Stock of FirsTier
Financial, Inc. ("FIRSTIER") will be held at [                ],
Omaha, Nebraska 68102 on                   , 1994, at _____
[a.m.][p.m.] local time, for the purpose of voting on the following matters:

        1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of April 19, 1993, as amended, by and among FIRSTIER, BANC ONE CORPORATION ("BANC ONE") and Banc One Beta Corporation ("Banc One Beta"), a wholly owned subsidiary of BANC ONE (the "Merger Agreement"), which Merger Agreement is summarized in the attached Prospectus and Proxy Statement, providing for the merger of Banc One Beta with and into FIRSTIER (the "Merger"), pursuant to which each outstanding share of FIRSTIER Common Stock will be converted into 1.25 shares of BANC ONE Common Stock, and the surviving corporation shall become a wholly owned subsidiary of BANC ONE.

        2. To transact such other business as may properly come before the meeting or any adjournment thereof.
             Management currently knows of no other business to be brought before the Special Meeting.

The FIRSTIER Board of Directors has fixed                 , 1994
as the record date for the determination of shareholders entitled to notice of and to vote at the Special Meeting and any adjournment or adjournments thereof. Only the holders of record of FIRSTIER Common Stock at the close of business on such date are entitled to notice of and to vote at the meeting or at any adjournments thereof.

THE AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST TWO-THIRDS OF THE
OUTSTANDING SHARES OF FIRSTIER COMMON STOCK IS REQUIRED FOR
APPROVAL OF THE MERGER AGREEMENT.  YOUR VOTE IS IMPORTANT
REGARDLESS OF THE NUMBER OF SHARES YOU OWN.

Shareholders are invited to attend the Special Meeting in person. However, whether or not you plan to attend the Special Meeting, you are urged to complete and sign the enclosed form of proxy and mail it in the enclosed return envelope, which requires no postage if mailed in the United States. If a proxy is properly executed, returned to FIRSTIER, and not revoked, the shares represented by such proxy will be voted in accordance with the instructions contained therein. If no instruction is given, the proxy will be voted for approval of the Merger Agreement. FAILURE TO RETURN THE ENCLOSED PROXY OR TO VOTE AT THE MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER AGREEMENT AND THE MERGER. If you do attend the meeting and decide that you wish to vote in person, you may revoke your proxy at any time prior to its use.


                              BY ORDER OF THE BOARD OF DIRECTORS



                                       Thomas B. Fischer
                                       Secretary


                    , 1994
Omaha, Nebraska

                           PROSPECTUS
                        14,893,750 Shares
                      BANC ONE CORPORATION
                          Common Stock


                    FIRSTIER FINANCIAL, INC.
                         PROXY STATEMENT
                               for
                 Special Meeting of Shareholders
                                  , 1994


This Prospectus and Proxy Statement (the "Prospectus" or "Prospectus and Proxy Statement") relates to the proposed merger of Banc One Beta Corporation ("Banc One Beta"), a wholly owned subsidiary of BANC ONE CORPORATION ("BANC ONE") with and into FirsTier Financial, Inc. ("FIRSTIER"). If the proposed merger (the "Merger") is consummated, each outstanding share of FIRSTIER Common Stock, par value $5.00 per share ("FIRSTIER Common Stock"), will be converted into 1.25 shares of BANC ONE Common Stock, no par value ("BANC ONE Common Stock"). See "MERGER--Exchange Rate." The Merger is subject to the approval of the holders of at least two-thirds of the outstanding shares of FIRSTIER Common Stock and to the satisfaction of certain other conditions, including obtaining various regulatory approvals. This Prospectus and Proxy Statement does not cover any resales of BANC ONE Common Stock received by affiliates of FIRSTIER upon consummation of the Merger, and no person is authorized to make use of this Prospectus and Proxy Statement in connection with any such resale.

BANC ONE declared and paid a five shares for four shares common stock split paid on August 31, 1993. Pursuant to the Merger Agreement (as hereinafter defined) the exchange rate and price comparisons set forth herein have been adjusted to give effect to such stock split.

The outstanding shares of BANC ONE Common Stock are, and the shares of BANC ONE Common Stock offered hereby will be, listed and traded on the New York Stock Exchange. The closing price of BANC
ONE Common Stock on the New York Stock Exchange on             ,
1994 was $ .


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


A Special Meeting of Shareholders of FIRSTIER will be held at [
             ], Omaha, Nebraska 68102 on                 , 1994,
to consider a proposal to approve the Merger Agreement (as hereinafter defined).




The date of this Prospectus and Proxy Statement is              ,
1994.
                         TABLE OF CONTENTS

        AVAILABLE INFORMATION . . . . . . . . . . . . . . . .  4
        INCORPORATION BY REFERENCE. . . . . . . . . . . . . .  4

A.  INFORMATION ABOUT THE TRANSACTION . . . . . . . . . . . .  6
        INTRODUCTION. . . . . . . . . . . . . . . . . . . . .  6
        FIRSTIER. . . . . . . . . . . . . . . . . . . . . . .  6
        BANC ONE. . . . . . . . . . . . . . . . . . . . . . .  7
        SUMMARY OF THE TRANSACTION. . . . . . . . . . . . . .  7
        THE SPECIAL MEETING . . . . . . . . . . . . . . . . . 16
        MERGER. . . . . . . . . . . . . . . . . . . . . . . . 17
        COMPARATIVE RIGHTS OF SHAREHOLDERS. . . . . . . . . . 37
        MISCELLANEOUS INFORMATION . . . . . . . . . . . . . . 47

B.  INFORMATION ABOUT BANC ONE. . . . . . . . . . . . . . . . 48
        General -- Business.. . . . . . . . . . . . . . . . . 48
        Recent Developments.. . . . . . . . . . . . . . . . . 49
        Certain Regulatory Matters. . . . . . . . . . . . . . 50
        Market Prices of and Dividends Paid on BANC ONE
             Common Stock . . . . . . . . . . . . . . . . . . 53
        Incorporation of Certain Information About BANC
             ONE By Reference . . . . . . . . . . . . . . . . 55

C.  INFORMATION ABOUT FIRSTIER FINANCIAL, INC.. . . . . . . . 55
        General . . . . . . . . . . . . . . . . . . . . . . . 55
        Recent Developments . . . . . . . . . . . . . . . . . 55
        Market Prices of and Dividends Paid on FIRSTIER
             Common Stock . . . . . . . . . . . . . . . . . . 56
        Incorporation of Certain Information About
             FIRSTIER by Reference. . . . . . . . . . . . . . 57

D.  VOTING AND MANAGEMENT INFORMATION . . . . . . . . . . . . 57
        Voting. . . . . . . . . . . . . . . . . . . . . . . . 57
        Rights of Dissenting Shareholders . . . . . . . . . . 58
        Management and Principal Shareholders of BANC
             ONE. . . . . . . . . . . . . . . . . . . . . . . 58
        Management and Principal Shareholders of
             FIRSTIER . . . . . . . . . . . . . . . . . . . . 58

EXHIBITS
        EXHIBIT A - OPINION OF MORGAN STANLEY & CO. INCORPORATED


                      AVAILABLE INFORMATION

Each of BANC ONE and FIRSTIER is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy and information statements and other information filed by BANC ONE AND FIRSTIER with the Commission can be inspected and copied, at prescribed rates, at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1600, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Reports, proxy and information statements and other information concerning BANC ONE can be inspected at the offices of the New York Stock Exchange, Inc. 20 Broad Street, New York, New York 10005.

BANC ONE has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the BANC ONE Common Stock to be issued pursuant to the Merger Agreement. This Prospectus and Proxy Statement does not contain all information set forth in the Registration Statement and exhibits thereto. Such additional information may be inspected and copied as set forth above. Statements contained in this Prospectus and Proxy Statement or in any document incorporated into this Prospectus and Proxy Statement by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                   INCORPORATION BY REFERENCE

THIS PROSPECTUS AND PROXY STATEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE THEREIN) ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY FIRSTIER SHAREHOLDER, TO WHOM THIS PROSPECTUS AND PROXY STATEMENT IS DELIVERED UPON ORAL OR WRITTEN REQUEST, IN THE CASE OF DOCUMENTS RELATING TO BANC ONE, TO WILLIAM C. LEITER, CONTROLLER, BANC ONE CORPORATION, 100 EAST BROAD STREET, COLUMBUS, OHIO 43271-0251, TELEPHONE NUMBER 614/248-5905, AND, IN THE CASE OF DOCUMENTS RELATING TO FIRSTIER, TO DONALD R. PETERSON, VICE PRESIDENT, MARKETING, FIRSTIER FINANCIAL, INC., 1700 FARNAM STREET, OMAHA, NEBRASKA 68102, TELEPHONE NUMBER 402/348-6218. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST
SHOULD BE MADE BY                , 1994.

BANC ONE's Commission File No. 0-3644 Annual Report on Form 10-K for the fiscal year ended December 31, 1992, BANC ONE's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1993, June 30, 1993 and September 30, 1993 and BANC ONE's Current Reports on Form 8-K filed on February 4, 1993, February 16, 1993, August 20, 1993, November 9, 1993, November 16, 1993, and November 24, 1993,
in each case filed with the Commission pursuant to Section 13 of the Exchange Act and the description of BANC ONE Common Stock which is contained in its registration statement filed under
Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description, are incorporated into this Prospectus and Proxy Statement by reference. FIRSTIER's Commission File No. 0-4515 Annual Report on Form 10-K for the fiscal year ended December 31, 1992, FIRSTIER's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1993, June 30, 1993 and September 30, 1993 and FIRSTIER's Current Reports on Form 8-K filed on April 19, 1993, September 8, 1993 and September 21, 1993, in each case filed with the Commission pursuant to Section 13 of the Exchange Act, are incorporated into this Prospectus and Proxy Statement by reference.

All documents filed by BANC ONE and FIRSTIER pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and Proxy Statement and prior to the Special Meeting of Shareholders of FIRSTIER shall be deemed to be incorporated by reference in this Prospectus and Proxy Statement and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and Proxy Statement to the extent that such statement is modified or superseded by a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus and Proxy Statement.

No person is authorized to give any information or to make any representations other than those contained in this Prospectus and Proxy Statement in connection with the solicitations of proxies or the offering of securities made hereby and, if given or made, such information or representations must not be relied upon as having been authorized by BANC ONE or FIRSTIER. This Prospectus and Proxy Statement does not constitute an offer to sell, or a solicitation of a offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus and Proxy Statement nor any distribution of securities made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of BANC ONE or FIRSTIER since the date hereof or that the information herein is correct as of any time subsequent to such date.


PROSPECTUS AND PROXY STATEMENT


                    FIRSTIER FINANCIAL, INC.
                         OMAHA, NEBRASKA
                 _______________________________

                 SPECIAL MEETING OF SHAREHOLDERS

                 _______________________________

              A.  INFORMATION ABOUT THE TRANSACTION


                          INTRODUCTION

This Prospectus and Proxy Statement (the "Prospectus" or "Prospectus and Proxy Statement") is furnished in connection with the solicitation of proxies by the Board of Directors of FirsTier Financial, Inc. ("FIRSTIER"), a registered multi-bank holding company headquartered in Omaha, Nebraska, to be voted at the Special Meeting of Shareholders of FIRSTIER to be held on ________ __, 1994 and at any adjournment or adjournments thereof (the "Special Meeting") for the purpose of considering and taking action upon a proposal to merge (the "Merger") Banc One Beta Corporation ("Banc One Beta") with and into FIRSTIER. Banc One Beta is a wholly owned subsidiary of BANC ONE CORPORATION ("BANC ONE"), a registered multi-bank holding company headquartered in Columbus, Ohio. This proposal is in accordance with the Agreement and Plan of Merger dated as of April 19, 1993, as amended, by and among FIRSTIER, Banc One Beta and BANC ONE (the "Merger Agreement").

The principal office of BANC ONE is 100 East Broad Street,
Columbus, Ohio 43271 and its telephone number is 614/248-5944. The principal executive office of FIRSTIER is 1700 Farnam Street, Omaha, Nebraska 68102 and its telephone number is 402/348-6000.

This Prospectus and Proxy Statement and the form of proxy are being mailed to the shareholders of FIRSTIER for the first time on or
about               , 1994.

FIRSTIER

FIRSTIER is a multi-bank holding company, incorporated under the laws of the state of Nebraska in 1984, which, as of September 30, 1993, owned all of the outstanding stock of four commercial national banks which operate 33 offices in Nebraska and one federal savings bank which operated 10 offices in Nebraska. On October 29, 1993, the federal savings bank merged with and into one of FIRSTIER's commercial national banks. As of September 30, 1993, FIRSTIER, its affiliate banks and its non-bank subsidiaries had total assets of approximately $3.0 billion and total deposits of approximately $2.3 billion. See "INFORMATION ABOUT FIRSTIER."

BANC ONE

BANC ONE is a multi-bank holding company incorporated under the laws of the State of Ohio which as of September 30, 1993 owned all of the outstanding stock of one Arizona, two Kentucky, six Illinois, one Texas, four Michigan, eight Indiana, fourteen Wisconsin, one California, six Colorado, eighteen Ohio, one Utah and sixteen West Virginia commercial banks. These 78 banks operate more than 1,340 offices in this twelve-state area and, at September 30, 1993, BANC ONE, its affiliate banks and its non-bank subsidiaries had total assets of approximately $76.5 billion and total deposits of approximately $59.1 billion. Banc One Beta is a wholly-owned subsidiary of BANC ONE formed under the laws of the State of Ohio for the sole purpose of merging with and into FIRSTIER. See "INFORMATION ABOUT BANC ONE CORPORATION," which includes information about pending acquisitions.


                   SUMMARY OF THE TRANSACTION

Terms of Agreement and Exchange Rate

Upon the Merger becoming effective, each of the issued and outstanding shares of FIRSTIER Common Stock, par value $5.00 per share ("FIRSTIER Common Stock"), will be converted into 1.25 shares of BANC ONE Common Stock, no par value ("BANC ONE Common Stock"), after giving effect to the 5 shares for 4 shares BANC ONE Common Stock split paid in the form of a dividend to shareholders of BANC ONE on August 31, 1993, subject to adjustments in certain circumstances (the "Exchange Rate"). Upon the consummation of the Merger, Banc One Beta will be merged with and into FIRSTIER and the separate corporate existence of Banc One Beta will cease.
FIRSTIER, as the surviving corporation in the Merger, will become a wholly owned subsidiary of BANC ONE and will continue operations under the name BANC ONE NEBRASKA CORPORATION. See "MERGER-- Exchange Rate" and "--Operations After the Merger."

Management After the Merger

FIRSTIER's current officers, directors and employees will serve as the officers, directors and employees of the surviving corporation following the Merger.

Each of the bank subsidiaries of the surviving corporation, as a BANC ONE affiliate after the Merger, will operate under BANC ONE's operating philosophy whereby each of such bank subsidiaries will have autonomy to match its products and services to the needs of its local communities. BANC ONE bank affiliates have authority to make decisions locally in "people-related" matters such as lending, personnel, charitable contributions and other community and related matters, relying upon BANC ONE and its state holding companies for "paper and computer related" matters such as assistance in accounting, auditing, certain legal matters, investment portfolio management, regulatory compliance, data processing and other matters which are generally best performed by specialists on a centralized basis.

Tax Consequences

Consummation of the Merger is conditioned on receipt by FIRSTIER and BANC ONE of an opinion dated as of the effective date of the Merger from Sullivan & Cromwell to the effect that, among other things, no gain or loss will be recognized by FIRSTIER's shareholders for Federal income tax purposes on the exchange of their FIRSTIER Common Stock for BANC ONE Common Stock in the Merger, disregarding for the purposes of the opinion any cash received pursuant to the Merger in connection with fractional share interests. The tax consequences of the proposed transaction to shareholders of FIRSTIER are summarized under "MERGER--Federal Income Tax Consequences."

Vote Required

At least two-thirds of the outstanding shares of FIRSTIER Common Stock entitled to vote thereon must vote in favor of the approval of the Merger Agreement in order for the Merger to be approved.
The directors and executive officers of FIRSTIER and their affiliates and associates are entitled to vote 22.84% of the outstanding shares of FIRSTIER Common Stock and each such holder has indicated his or her intent to vote such shares for approval of the Merger Agreement. It is not necessary for the shareholders of BANC ONE to approve the Merger or the Merger Agreement. However, BANC ONE, as the sole shareholder of Banc One Beta, has approved the Merger and the Merger Agreement. For information concerning voting by shareholders of FIRSTIER on the proposed Merger see "MERGER--General" and "VOTING AND MANAGEMENT INFORMATION--Voting."

Rights of Dissenting Shareholders

Holders of FIRSTIER Common Stock will not be entitled to any statutory appraisal or dissenters' rights in connection with the Merger. See "VOTING AND MANAGEMENT INFORMATION--Rights of
Dissenting Shareholders."

Differences in Shareholder Rights

Although there are some differences between the rights of FIRSTIER shareholders and BANC ONE shareholders, such rights are similar in most material respects. Both Ohio law and BANC ONE's Amended Articles of Incorporation ("BANC ONE's Articles") contain "control share acquisition" provisions which mandate certain procedures and shareholder consents to approve certain share acquisitions. Nebraska law contains provisions which also require shareholder approval of "control share acquisitions." In addition, under Ohio law, in evaluating an acquisition proposal, directors of an Ohio corporation such as BANC ONE are permitted, in determining whether any matter is in the best interest of the corporation, to take into consideration the interests of the corporation's employees, suppliers, creditors and customers, the economy and community and societal considerations in the interest of the corporation and its shareholders. Similarly, under Nebraska law, a director may, but need not, in considering the best interests of a corporation, consider, among other things, the effects of any action on employees, suppliers, creditors and customers of the corporation and communities in which offices or other facilities of the corporation are located. BANC ONE's Articles contain a so-called "fair price" provision which mandates certain procedures and approvals for a business combination. FIRSTIER's Amended and Restated Articles of Incorporation ("FIRSTIER's Articles") contain similar provisions regarding procedures and approvals for a business combination. See "COMPARATIVE RIGHTS OF SHAREHOLDERS-- Special Voting Requirements for Certain Transactions" and "-- Comparison of BANC ONE Common Stock and FIRSTIER Common Stock." In addition, Ohio law contains provisions prohibiting certain business combinations between corporations and "interested shareholders" as that term is defined in Chapter 1704 of the Ohio Revised Code. Nebraska law contains similar provisions prohibiting certain business combinations between corporations and "interested shareholders." The effect of the supermajority and fair price provisions contained in BANC ONE's and FIRSTIER's Articles may be to discourage certain potential business combinations which some shareholders may believe to be in their best interest and to make more difficult management changes which might occur if the potential business combination were successful. See "COMPARATIVE RIGHTS OF SHAREHOLDERS--Comparison of BANC ONE Common Stock and FIRSTIER Common Stock."

Regulatory Approvals

In order for the proposed transaction to be completed, approval of BANC ONE's acquisition of FIRSTIER must be obtained from the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the Director of the Nebraska Department of Banking and Finance (the "Nebraska Department of Banking"), which regulatory approvals have been obtained. All applicable waiting periods to which any such regulatory approvals are subject have expired.

Conditions; Termination

Consummation of the Merger is subject to satisfaction or waiver of various conditions, including compliance by each party with its respective covenants and confirmation by each party of its respective representations and warranties, the absence of any material adverse change in the financial condition or business of FIRSTIER or BANC ONE, the fulfillment of certain earnings tests and other matters.

FIRSTIER, by action of the FIRSTIER Board, may elect to terminate the Merger Agreement, whether before or after approval of the Merger Agreement by the shareholders of FIRSTIER, by giving written notice of such election to BANC ONE within two New York Stock Exchange ("NYSE") trading days after the "Valuation Period" (defined in the Merger Agreement as the ten consecutive days on which shares of BANC ONE Common Stock are traded on the NYSE ending on the eighth NYSE trading day immediately prior to the consummation of the Merger) if the average of the closing prices of BANC ONE Common Stock on the NYSE (the "Average BANC ONE Closing Price") during the Valuation Period is less than $41.60 (the "FIRSTIER Termination Provision"). Upon receipt of such notice, BANC ONE shall have the option to (i) nullify FIRSTIER's election to terminate the Merger Agreement by increasing the Exchange Rate to that number of shares of BANC ONE Common Stock which when multiplied by the Average BANC ONE Closing Price during the Valuation Period will equal $41.60 (the "Increased Exchange Rate"), or (ii) accept FIRSTIER's election to terminate the Merger Agreement by giving written notice to FIRSTIER of such acceptance of termination within two NYSE trading days of BANC ONE's receipt of FIRSTIER's notice. Upon BANC ONE's notice to FIRSTIER of such acceptance of termination, the Merger Agreement shall be terminated. FIRSTIER shall then be obligated to deliver to BANC ONE, within two NYSE trading days of its receipt of BANC ONE's written notice of acceptance of termination, a certified or cashier's check in the amount of $1,000,000 as liquidated damages.

The Average BANC ONE Closing Price for the ten consecutive trading
days ending on [        ], 1994, was $__.__.  In the event that the
Average BANC ONE Closing Price is less than $41.60 during the Valuation Period, the FIRSTIER Board will then decide whether to exercise the FIRSTIER Termination Provision based on its review of the relevant facts and circumstances then existing. The FIRSTIER Board may exercise the FIRSTIER Termination Provision even if the FIRSTIER shareholders have previously approved the Merger Agreement. See "MERGER--Background of Transaction" for a discussion of the FIRSTIER Board's consideration of the FIRSTIER Termination Provision.

The Merger Agreement also provides that either party may abandon the Merger if it is not consummated on or before June 1, 1994. See "MERGER--Conditions to the Merger" for a more complete discussion of the conditions to the Merger and the rights of each party to terminate the Merger Agreement.

Incentive Compensation

[To come]



The Option

As a condition of BANC ONE's entering into the Merger Agreement and in consideration therefor, BANC ONE and FIRSTIER entered into a Stock Option Agreement dated as of April 20, 1993 (the "Option Agreement"). The Option Agreement is intended to increase the likelihood that the Merger will be consummated by making it more difficult and more expensive for another party to obtain control of or acquire FIRSTIER. See "MERGER--The Option."

Pursuant to the Option Agreement, FIRSTIER granted BANC ONE an option (the "Option") to purchase up to 2,281,000 authorized but unissued shares of FIRSTIER Common Stock at $54.50 per share (the closing trade price of a share of FIRSTIER Common Stock as reported on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") National Market System on April 19,
1993). The Option Agreement provides that if any additional shares of FIRSTIER Common Stock are issued or otherwise become outstanding after the date of the Option Agreement, the number of shares of FIRSTIER Common Stock subject to the Option will be increased so that, after such issuance, the number of shares of FIRSTIER Common Stock subject to the Option will equal 19.9% of the number of shares of FIRSTIER Common Stock then issued and outstanding without giving effect to any shares subject, or issued pursuant, to the Option. BANC ONE may exercise the Option only upon the occurrence of certain events (none of which has occurred to date) and upon obtaining any regulatory approval necessary for the acquisition of shares of FIRSTIER Common Stock subject to the Option. See "MERGER--The Option."

In addition to certain other Option Termination Events (as hereinafter defined), the Option Agreement provides that the Option will terminate upon termination of the Merger Agreement by (i) BANC ONE pursuant to the Merger Agreement if that termination occurs prior to the occurrence of an Initial Triggering Event (as hereinafter defined), (ii) by FIRSTIER pursuant to the Merger Agreement, or (iii) by the mutual consent of BANC ONE and FIRSTIER. If termination of the Merger Agreement by BANC ONE occurs after an Initial Triggering Event, however, the Option may be exercised for the one-year period following such termination provided that the Option shall in any event expire not later than 18 months following such Initial Triggering Event.

If the Merger Agreement is terminated by FIRSTIER pursuant to the FIRSTIER Termination Provision, the Option will expire to the extent BANC ONE had not previously exercised the Option. See "Merger--The Option" for a description of the circumstances under which BANC ONE is permitted to exercise the Option prior to an Option Termination Event.

Selected Financial Data

On March 30, 1993, BANC ONE acquired Valley National Corporation ("Valley"); and on May 3, 1993, BANC ONE acquired Key Centurion Bancshares, Inc. ("Key") and First Community Bancorp, Inc. ("First Community"). All balance sheets and income statements presented for BANC ONE have been restated to include the acquisitions accounted for as poolings of interests with Valley, Key and First Community. The acquisition of FIRSTIER will be accounted for as a pooling of interests. On November 2, 1993, BANC ONE entered into an agreement to acquire Liberty National Bancorp, Inc., Louisville, Kentucky ("Liberty"). BANC ONE has announced four other acquisitions of financial institutions which are currently pending and which are not material, individually, or in the aggregate, and are, therefore, not included in the accompanying selected financial data. For further discussion of these acquisitions, see "INFORMATION ABOUT BANC ONE CORPORATION".

The following table presents on a historical basis selected unaudited consolidated financial data for BANC ONE; BANC ONE, FIRSTIER and Liberty combined ("Total") and FIRSTIER. The financial data is based on the consolidated financial statements of BANC ONE and FIRSTIER, respectively, incorporated herein by reference.




         SELECTED FINANCIAL DATA
   $(thousands, except per share data)
               (UNAUDITED)
                                         Nine months
                                            ended
                                        September 30,                                Year ended December 31,
                                        ------------- ----------------------------------------------------------------
                                            1993          1992         1991         1990         1989         1988
                                        ------------- ------------ ------------ ------------ ------------ ------------

  Total interest income
    and other income:
   BANC ONE..........................     $5,398,958   $7,358,393   $6,828,327   $6,151,959   $5,473,099   $4,844,127
   Total.............................      5,876,141    8,003,953    7,516,942    6,821,108    6,105,046    5,369,549
   FIRSTIER..........................        192,968      264,456      293,053      294,240      278,891      235,312


  Income from continuing
    operations:
   BANC ONE..........................       $834,338     $876,588     $664,288     $536,066     $304,916     $485,533
   Total.............................        907,437      963,637      735,391      571,485      362,406      537,010
   FIRSTIER..........................         35,575       41,410       33,323        2,629       24,319       22,576


  Income from continuing
    operations per
    common share:
   BANC ONE..........................          $2.40        $2.52        $2.00        $1.72        $1.07 (2)    $1.73
   Total  (1)........................           2.36         2.52         2.01         1.66         1.14         1.72
   FIRSTIER..........................           3.04         3.55         2.88         0.23         2.09         1.96


  Historical dividends
    declared per
    common share:
   BANC ONE..........................          $0.87        $0.98        $0.84        $0.76        $0.69        $0.61
   FIRSTIER..........................           0.60         0.71         0.63         0.60         0.60         0.56


  Total assets
    (end of period):
   BANC ONE..........................    $76,461,592  $76,739,119  $73,840,498  $56,610,126  $48,111,384  $46,972,739
   Total.............................     84,345,610   84,319,757   81,151,090   63,399,922   54,527,953   52,676,720
   FIRSTIER..........................      3,036,915    3,014,893    2,972,486    3,076,329    2,881,071    2,541,205


  Long-term borrowings
    (end of period):
   BANC ONE..........................     $1,708,953   $1,357,462     $943,726     $810,197     $624,232     $798,177
   Total.............................      1,825,547    1,419,972    1,030,364      882,531      707,925      899,860
   FIRSTIER..........................         12,826       23,175       47,287       34,957       42,425       56,475


  Total stockholders' equity
    (end of period):
   BANC ONE..........................     $6,759,920   $6,241,586   $5,559,370   $4,514,652   $3,633,542   $3,474,513
   Total.............................      7,441,530    6,858,573    6,112,293    4,995,566    4,093,256    3,887,676
   FIRSTIER..........................        293,396      263,760      232,336      205,571      211,926      195,763


  (1)  Assumes the maximum exchange
        rate is used for Liberty.

  (2)  The decrease in 1989's income
        from continuing operations per
        share is principally due to a
        significant increase in Valley's
        provision for loans losses.






Comparative Per Share Data

Based upon an Exchange Rate of 1.25 shares of BANC ONE Common Stock for each of the outstanding shares of FIRSTIER Common Stock, the following tables set forth per common share income from continuing operations, dividends, book value, and market value of (i) BANC ONE; (ii) BANC ONE, FIRSTIER and Liberty combined ("Total"); (iii) FIRSTIER; and (iv) pro forma equivalent of one share of FIRSTIER Common Stock based on BANC ONE Common Stock.




                                                                        (iv) Per Share of FIRSTIER common
                                                                        stock assuming an exchange rate of one
                                                                        share of FIRSTIER common stock for
                              (i)           (ii)          (iii)         1.25 shares of BANC ONE common stock
                              ----------    ----------    ----------    ----------------------
                                 BANC                                      BANC
                                 ONE        Total (5)      FIRSTIER        ONE        Total
                              ----------    ----------    ----------    ----------  ----------


Income (loss) from continuing
 operations per common share:
December  31, 1988                $1.73         $1.72         $1.96         $2.16       $2.15
December  31, 1989                 1.07 (6)      1.14          2.09          1.34        1.43
December  31, 1990                 1.72          1.66          0.23          2.15        2.08
December  31, 1991                 2.00          2.01          2.88          2.50        2.51
December  31, 1992                 2.52          2.52          3.55          3.15        3.15
September 30, 1993                 2.40          2.36          3.04          3.00        2.95

Dividends per common share:
December  31, 1988                 0.61          0.61          0.56          0.76        0.76
December  31, 1989                 0.69          0.69          0.60          0.86        0.86
December  31, 1990                 0.76          0.76          0.60          0.95        0.95
December  31, 1991                 0.84          0.84          0.63          1.05        1.05
December  31, 1992                 0.98          0.98          0.71          1.23        1.23
September 30, 1993                 0.87          0.87          0.60          1.09        1.09

Book value per common share
  as of September 30, 1993        19.09         19.08         25.46         23.86       23.85


Market value per common share
  as of April  16, 1993    (1)    47.60         47.60         45.50 (3)     59.50       59.50


Market value per common share
  as of January 13, 1994   (4)    37.75         37.75         49.50 (3)     47.19       47.19




(1) The business day immediately preceding public announcement of the proposed merger.

(2) Based on the closing price of BANC ONE common stock as reported on the New York Stock Exchange, adjusted for the five shares for four shares common stock split effective August 31, 1993.

(3) Based on the closing price of FIRSTIER common stock as reported on the NASDAQ National Market System.

(4)  A recent business day preceding the date of this Prospectus.

(5)  Assumes maximum exchange rate is used for Liberty.

(6) The decrease in 1989's income from continuing operations per common share is due principally to a significant increase in Valley's provision for loan losses.




This Prospectus and Proxy Statement is being furnished to the shareholders of FIRSTIER in connection with the solicitation of proxies by the FIRSTIER Board for use at the Special Meeting. The
Special Meeting will be held on          , 1994, at _____
[a.m.][p.m.], local time at [                    ], Omaha, Nebraska
68102.

Purpose of the Special Meeting

At the Special Meeting, the holders of FIRSTIER Common Stock will vote on the approval of the Merger Agreement.

Record Date and Voting Rights

The FIRSTIER Board of Directors (the "FIRSTIER Board") has fixed
the close of business on            , 1994, as the record date (the
"Record Date") for determination of shareholders entitled to notice of and to vote at the Special Meeting. As of the Record Date, FIRSTIER had outstanding and entitled to vote __________ shares of FIRSTIER Common Stock. Each share of FIRSTIER Common Stock is entitled to one vote. The Merger Agreement must be approved by the affirmative vote of the holders of at least two-thirds of the shares of FIRSTIER Common Stock outstanding at the close of business on the Record Date.

Votes, whether in person or by proxy, will be counted and tabulated by inspectors appointed by FIRSTIER. Abstentions and broker non-votes will not be counted as votes either "for" or "against" any matters coming before the Special Meeting, nor will such abstentions and broker non-votes be counted toward determining a quorum. In accordance with Nebraska law and FIRSTIER's Articles and Bylaws, such abstentions have the effect of a "no" vote since Nebraska law requires the Merger Agreement to be authorized and approved by the affirmative vote of the holders of not less than two-thirds of the FIRSTIER Common Stock entitled to be voted, rather than two-thirds of those shares actually voting.

Proxies

Proxies for use at the Special Meeting accompany this Prospectus and Proxy Statement. A shareholder may use a proxy whether or not he or she intends to attend the Special Meeting in person. The proxy may be revoked in writing by the person giving it at any time before it is exercised by notice to the Secretary of FIRSTIER, by submitting a later dated proxy or by attending and voting in person at the Special Meeting. All proxies validly submitted and not revoked will be voted in the manner specified therein. IF NO SPECIFICATION IS MADE, THE PROXIES WILL BE VOTED IN FAVOR OF APPROVAL OF THE MERGER AGREEMENT. The FIRSTIER Board is not aware of any other matters which may be presented for action at the Special Meeting, but if other matters do properly come before the meeting it is intended that the shares represented by the accompanying proxy will be voted by the persons named in the proxy in accordance with their best judgment. The shares represented by the accompanying proxy may not be voted to adjourn the Special Meeting of Shareholders for the purpose of soliciting additional votes to approve the Merger Agreement and Merger.

Solicitation of proxies will be made in person, by mail, or by telephone or telegraph by present and former directors, officers and employees of FIRSTIER for which no additional compensation will be paid. In addition, FIRSTIER has retained Morrow & Co., Inc. ("Morrow") to assist FIRSTIER in soliciting proxies in connection with the Merger. FIRSTIER has agreed to pay Morrow $7,500 for such solicitation services, as well as to reimburse Morrow for its disbursements incurred in connection with distributing proxy materials. FIRSTIER will bear the cost of solicitation of proxies from its shareholders and may reimburse brokers and others for their expenses in forwarding solicitation material to beneficial owners of its voting stock.

                             MERGER

The descriptions in this Prospectus and Proxy Statement of the terms of the Merger and the Option are summaries only and are qualified in their entirety by reference to the Merger Agreement and the Option Agreement which are attached as exhibits to the Registration Statement of which this Prospectus and Proxy Statement is a part and are incorporated herein by reference.

General

The Merger Agreement provides for the Merger of Banc One Beta with and into FIRSTIER. As a result of the Merger, FIRSTIER will become a wholly owned subsidiary of BANC ONE. At the time the Merger becomes effective (the "Effective Time"), each of the issued and outstanding shares of FIRSTIER Common Stock will be converted into shares of BANC ONE Common Stock at the Exchange Rate (as hereinafter defined). See "MERGER--Exchange Rate."

The affirmative vote of the holders of at least two-thirds of the outstanding shares of FIRSTIER Common Stock entitled to vote at the Special Meeting is required in order to approve the Merger Agreement. See "VOTING AND MANAGEMENT INFORMATION--Voting." However, it is a condition to BANC ONE's obligation to consummate the Merger that not more than 10% of the maximum aggregate number of shares of BANC ONE Common Stock which could be issued by BANC ONE as a result of the Merger are to be settled in cash as a result of fractional share interests.

Subject to such shareholder approval and the satisfaction of certain conditions and receipt of all requisite regulatory approvals, in each case as provided for in the Merger Agreement, the Merger will become effective upon the later to occur of (i) completion of the filing with the Secretary of State of the State of Nebraska of articles of merger with respect thereto as provided in applicable provisions of the Nebraska Business Corporation Act, and (ii) the completion of the filing of a certificate of merger with the Secretary of State of Ohio with respect thereto as provided in applicable provisions of the Ohio General Corporation Law.

The Boards of Directors of BANC ONE, Banc One Beta and FIRSTIER have unanimously approved the Merger Agreement. BANC ONE, as the sole shareholder of Banc One Beta, has approved the Merger
Agreement. Approval of the Merger Agreement by the shareholders of BANC ONE is not required for consummation of the Merger.

Exchange Rate

The Merger Agreement provides that at the Effective Time, each of the issued and outstanding shares of FIRSTIER Common Stock will be converted into 1.25 shares of BANC ONE Common Stock, subject to adjustment in certain circumstances as provided for by the Merger Agreement (the "Exchange Rate"), which shares of BANC ONE Common
Stock will be issued as a result of the Merger.   The Exchange Rate
has been adjusted to reflect the 5 shares for 4 shares common stock split paid by BANC ONE on August 31, 1993.

Operations After the Merger

Upon the consummation of the Merger, Banc One Beta will be merged with and into FIRSTIER and the separate corporate existence of Banc
One Beta will cease.   FIRSTIER, as the surviving corporation in
the Merger, will become a wholly owned subsidiary of BANC ONE, will continue operations under the name BANC ONE NEBRASKA CORPORATION and will operate with FIRSTIER's current officers and employees, with its principal place of business at Omaha, Nebraska.
FIRSTIER's current directors will serve as the directors of the surviving corporation following the Merger until the next annual meeting of directors at which their respective successors are elected and qualified.

Each of the bank subsidiaries of the surviving corporation, as a BANC ONE affiliate after the Merger, will operate under BANC ONE's operating philosophy whereby each of such bank subsidiaries will have autonomy to match its products and services to the needs of its local communities. BANC ONE bank affiliates have authority to make decisions locally in "people-related" matters such as lending, personnel, charitable contributions and other community and related matters, relying upon BANC ONE and its state holding companies for "paper and computer related" matters such as assistance in accounting, certain legal matters, investment portfolio management, regulatory compliance, data processing and other matters which are generally best performed by specialists on a centralized basis.

Background of Transaction

In late 1992, the FIRSTIER Board, with the assistance of Morgan Stanley & Co. Incorporated ("Morgan Stanley"), began considering strategic business alternatives. Based upon consultation with Morgan Stanley and the Board's consideration of various alternatives (including remaining independent), the FIRSTIER Board determined to pursue a possible strategic alliance with BANC ONE and approached BANC ONE to discuss the possibility of such an affiliation. Discussions between members of top management of BANC ONE and FIRSTIER followed. On February 15, 1993, the Board of Directors of FIRSTIER approved the exploration of a possible transaction with BANC ONE and, on February 18, 1993, formally retained Morgan Stanley to assist it in evaluating the terms of an affiliation with BANC ONE. The nature of discussions between BANC ONE and FIRSTIER was exploratory regarding price, structure and terms from February until early March 1993. Thereafter ongoing discussions took place until the Merger Agreement was approved by the Boards of Directors of the parties and executed on April 19, 1993, at which time the execution of the Merger Agreement was publicly announced.

In approving the Merger Agreement, the FIRSTIER Board took into account that the Merger Agreement contains a provision permitting the FIRSTIER Board to terminate the Merger Agreement if the Average BANC ONE Closing Price during the Valuation Period is less than $41.60. Such provisions are utilized in a number of bank merger agreements in order to protect against a decline in the purchasing company's stock during the relatively lengthy period required for consummation. The Average BANC ONE Closing Price for the ten
consecutive trading days ending on [       ] ___, 1994 was
$___.___.

During November and December 1993, the directors of FIRSTIER held various discussions and consulted with FIRSTIER's financial and legal advisors as to how the FIRSTIER Board might respond if the Average BANC ONE Closing Price during the Valuation Period remains under $41.60. In such a case, the FIRSTIER Board may, but is not obligated to, terminate the Merger Agreement pursuant to the FIRSTIER Termination Provision. In December 1993, FIRSTIER requested BANC ONE to agree to increase the Exchange Rate to the Increased Exchange Rate if the Average BANC ONE Closing Price during the Valuation Period was less than $41.60. BANC ONE has advised FIRSTIER that it is not willing to agree at this time to so increase the Exchange Rate.

There can be no certainty that the Average Banc One Closing Price during the Valuation Period will be at least $41.60. In the event that the Average BANC ONE Closing Price is less than $41.60 during the Valuation Period, the FIRSTIER Board will then decide whether to exercise the FIRSTIER Termination Provision based on its review of the relevant facts and circumstances then existing. The FIRSTIER Board may exercise the FIRSTIER Termination Provision even if the FIRSTIER shareholders have previously approved the Merger Agreement.

Merger Recommendation and Reasons for Transaction

The terms of the Merger and the Merger Agreement, including the Exchange Rate, were the result of arms'-length negotiations between FIRSTIER and BANC ONE and their respective representatives. In the course of reaching its decision to approve the Merger Agreement, the FIRSTIER Board consulted with its legal and financial advisors as well as with management of FIRSTIER, and, without assigning any relative or specific weights, considered numerous factors, including but not limited to the following:

        (1) The factors relating to FIRSTIER's business, results of operations, prospects, and financial condition, including its capital position, regulatory requirements and future growth prospects were it to remain independent;

        (2) The economic conditions and prospects for the market in which FIRSTIER operates, and competitive pressures in the financial services industry in general and the banking industry in particular;

        (3) That a business combination with a larger bank holding company, such as BANC ONE, would provide both greater short-term and long-term value to FIRSTIER's shareholders than other alternatives available and would enhance FIRSTIER's competitiveness and its ability to serve its depositors, customers, and the communities in which it operates;

        (4) That the Merger offered FIRSTIER's shareholders the prospect for higher dividends, a higher current trading value for their shares, and better prospects for future growth than if FIRSTIER were to remain independent;

        (5)  The bank regulatory environment in general;

        (6) The business, results of operations, asset quality and financial condition of BANC ONE, the future growth prospects of BANC ONE and FIRSTIER following the Merger, and the potential synergies and cost savings expected to be realized from the Merger;

        (7) That the Merger Agreement contains a provision permitting the FIRSTIER Board to terminate the Merger Agreement either before or after approval of the Merger Agreement by the shareholders of FIRSTIER in the event the Average BANC ONE Closing Price during the Valuation Period is less than $41.60; and

        (8) BANC ONE's significant long-term experience in integrating the operations of banks and bank holding companies.


The FIRSTIER Board believes that the affiliation with BANC ONE will result in a competitively stronger combined entity with increased financial and human resources and a larger and more geographically diverse banking operation.

In approving the Merger Agreement, the FIRSTIER Board also considered the opinion of Morgan Stanley that the consideration to be received by FIRSTIER's shareholders in the Merger is fair from a financial point of view. See "MERGER--Opinion of Morgan
Stanley" and the Opinion of Morgan Stanley which is attached hereto as Exhibit A.

As of December 31, 1993, the directors and executive officers of FIRSTIER, together with their affiliates and associates, as a
group, were entitled to vote approximately [   ] shares of
FIRSTIER Common Stock representing approximately [ ]% of the shares outstanding. These persons will be entitled to receive the same consideration for their shares as any other FIRSTIER shareholder upon approval of the Merger. FIRSTIER believes that all of the directors' and executive officers' shares will be voted in favor of the Merger. After the Merger, FIRSTIER's directors and executive officers will own less than 1% of the shares of BANC ONE Common Stock outstanding.

THE FIRSTIER BOARD UNANIMOUSLY RECOMMENDS THAT THE MERGER
AGREEMENT BE APPROVED BY THE SHAREHOLDERS OF FIRSTIER.

BANC ONE believes that the affiliation of FIRSTIER with BANC ONE will provide BANC ONE with a meaningful presence in Nebraska and an expansion of BANC ONE's customer base and assets. The affiliation with FIRSTIER will result in a combined entity with increased financial resources and greater financial strength than either BANC ONE or FIRSTIER separately.

Opinion of Morgan Stanley

FIRSTIER retained Morgan Stanley to act, among other things, as financial advisor in connection with the Merger. Morgan Stanley has delivered to the FIRSTIER Board its oral opinion that, based upon and subject to the various considerations set forth in the opinion, as of April 19, 1993, the Exchange Rate was fair from a financial point of view to FIRSTIER's common shareholders.
[Morgan Stanley has reaffirmed its fairness opinion as of the date of this Prospectus and Proxy Statement.] No limitations were imposed by the FIRSTIER Board upon Morgan Stanley, other than those listed below, with respect to the investigations made or procedures followed by it in rendering its opinions.

[The full text of the opinion of Morgan Stanley dated as of the date of this Prospectus and Proxy Statement which sets forth assumptions made, matters considered, and limitations on the review undertaken, is attached as Exhibit A to this Prospectus and Proxy Statement.] FIRSTIER shareholders are urged to read this opinion in its entirety. Morgan Stanley's opinion is directed only to the Exchange Rate and does not constitute a recommendation to any FIRSTIER shareholder as to how such shareholder should vote at the Special Meeting. [The summary of the opinion of Morgan Stanley set forth in this Prospectus and Proxy Statement is qualified in its entirety by reference to the full text of such opinion. The April 19, 1993 oral opinion is substantially identical to the written opinion attached hereto.]

In arriving at its opinion, Morgan Stanley: (i) analyzed certain publicly available financial statements and other information of FIRSTIER; (ii) analyzed certain internal financial statements and other financial and operating data concerning FIRSTIER prepared by the management of FIRSTIER; (iii) analyzed certain financial projections concerning FIRSTIER and BANC ONE prepared by the management of FIRSTIER and BANC ONE, respectively; (iv) discussed the past and current operations and financial condition and the prospects, including asset quality trends, of FIRSTIER with senior executives of FIRSTIER; (v) reviewed the reported prices and trading activity for FIRSTIER Common Stock; (vi) analyzed certain publicly available financial statements and other information of BANC ONE; (vii) discussed the past and current operations and financial condition and the prospects, including asset quality trends, of BANC ONE with senior executives of BANC ONE; (viii) reviewed the reported prices and trading activity for BANC ONE Common Stock; (ix) compared the financial performance of FIRSTIER and the prices and trading activity of FIRSTIER Common Stock with the financial performance of certain other comparable publicly-traded companies and their securities; (x) compared the financial performance of BANC ONE and the prices and trading activity of BANC ONE Common Stock with the financial performance of certain other comparable publicly-traded companies and their securities;
(xi) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (xii) discussed the strategic objectives of the Merger with FIRSTIER and BANC ONE; (xiii) discussed with the independent auditors of FIRSTIER their review of the financial and accounting affairs of FIRSTIER and with the independent auditors of BANC ONE their review of the financial and accounting affairs of BANC ONE; (xiv) participated in discussions and negotiations among representatives of FIRSTIER and BANC ONE and their financial and legal advisors; and (xv) reviewed the Merger Agreement and certain related documents.

Morgan Stanley has assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it. With respect to the financial projections, Morgan Stanley has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective future financial performances of FIRSTIER and BANC ONE. Morgan Stanley has not made any independent valuation or appraisal of the assets or liabilities of FIRSTIER or BANC ONE, nor has Morgan Stanley examined any of the loan files of FIRSTIER or BANC ONE. Morgan Stanley has also assumed, without independent verification, that FIRSTIER and BANC ONE have adequately reserved against losses which may be incurred as a result of nonperforming or defaulting loans. Morgan Stanley's opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the respective dates of the opinions.

As directed by FIRSTIER's Board of Directors, Morgan Stanley did not solicit expressions of interest from other potential buyers of FIRSTIER.

The following is a brief summary of the analyses performed by Morgan Stanley in connection with its oral opinion as to the fairness of the Exchange Rate. The valuation methods discussed in this summary are substantially the same as those Morgan Stanley used in connection with its written opinion dated as of the date of this Prospectus and Proxy Statement.

Valuation Methodologies. In connection with its opinion and the presentation of its opinion to the FIRSTIER Board, Morgan Stanley performed three valuation analyses: (i) a comparison to publicly traded comparable companies, (ii) an analysis of comparable prices and terms of transactions involving bank holding companies and
(iii) a dividend discount analysis. Each of these methodologies is discussed below.

Comparable Company Analysis. In performing comparable company analysis, Morgan Stanley analyzed the operating performance of FIRSTIER relative to Mercantile Bancorporation Inc., Commerce Bancshares, Inc., Liberty National Bancorp, Inc., Fourth Financial Corporation, Old National Bancorp, United Missouri Bancshares, Inc., National Commerce Bancorp., First Commercial Corporation, Mark Twain Bancshares, Inc., First Michigan Bank Corp., First Commerce Bancshares and Hawkeye Bancorporation (the "Comparables"). Historical financial information used in connection with the ratios provided below with respect to the Comparables is as of December 31, 1992.

Morgan Stanley analyzed the relative performance and outlook for FIRSTIER by comparing certain financial and market trading information of FIRSTIER with the Comparables. Market information used in ratios provided below is as of April 16, 1993. Among the financial information compared was information relating to capital adequacy and profitability. Among the market trading information compared was market price to book value (which, as of April 16, 1993 using December 31, 1992 book value as 1.97x for FIRSTIER; the median for the Comparables was 1.73x) and market price to earnings per share estimates for 1993 and 1994 (which, for FIRSTIER, were 10.9x and 10.0x for 1993 and 1994, respectively; the median for the Comparables was 12.7x and 11.1x for 1993 and 1994, respectively). Earnings per share estimates for FIRSTIER were based on internal estimates ($4.19 and $4.54 in 1993 and 1994 respectively). Earnings for the Comparables were based on Institutional Brokers Estimate System (IBES) estimates as of March 18, 1993. The values for FIRSTIER derived from such analysis ranged from approximately $31 to $60 per share of FIRSTIER Common Stock.

Comparable Transaction Analysis. Morgan Stanley performed an analysis of premiums paid for selected banks and bank holding companies in order to obtain a valuation range based upon recent transactions similar to the Merger. Multiples of market value, earnings and book value implied by the consideration to be received by shareholders of FIRSTIER in the Merger were compared with multiples paid in comparable bank transactions. Comparable transactions were considered to include transactions since 1991 with transaction values exceeding $200 million. Between January 1, 1991 and April 18, 1993, there were 33 such transactions.
These transactions were the then pending transactions between Ohio Bancorp and National City Corporation; Commonwealth Bancshares Corp. and Meridian Bancorp Inc.; First American Metro Corp. and First Union Corporation; MNC Financial, Inc. and NationsBank Corporation; National Community Banks, Inc. and The Bank of New York Company; Colorado National Bankshares and First Bank System, Inc.; Key Centurion Bancshares, Inc. and BANC ONE Corporation and Multibank Financial Corp. and Bank of Boston Corporation and the transactions between Dominion Bankshares Corporation and First Union Corporation; Equimark Corporation and Integra Financial Corporation; First Florida Banks, Inc. and Barnett Banks, Inc.; Valley National Corporation and BANC ONE Corporation; Team Bancshares, Inc. and BANC ONE Corporation; INB Financial Corporation and NBD Bancorp, Inc.; Puget Sound Bancorp and KeyCorp; Sunwest Financial Services, Inc. and Boatmen's Bancshares, Inc.; Bank Shares Incorporated and First Bank System; Affiliated Bankshares of Colorado and BANC ONE Corporation; Summcorp and NBD Bancorp, Inc.; First Security Corp. of Kentucky and BANC ONE Corporation; Merchants National Corporation and National City Corporation; Manufacturers National Corp. and Comerica Incorporated; Ameritrust Corporation and Society Corporation; Security Bancorp, Inc. and First of America Bank Corp.; Security Pacific Corporation and BankAmerica Corporation; Valley Capital Corporation and BankAmerica Corporation; C&S/Sovran Corporation and NCNB Corporation; Davenport Bank & Trust Company and Norwest Corporation; Manufacturers Hanover Corp. and Chemical Banking Corporation; South Carolina National Corp. and Wachovia Corporation; First Illinois Corporation and BANC ONE Corporation; FNW Bancorp, Inc. and NBD Bancorp, Inc. and Central Bancorp (PNC Financial) and BANC ONE Corporation. The analysis yielded a range of transaction values to market values of approximately 1.0x to 1.8x with a mean of approximately 1.5x (compared to approximately 1.3x for the Merger, based on the market values of BANC ONE Common Stock and FIRSTIER Common Stock as of April 16, 1993), last-twelve-month earnings multiples of approximately 9.2x to 39.9x with a mean of approximately 19.4x (compared to approximately 16.8x for the Merger) and book value multiples of approximately 0.7x to 2.9x with a mean of approximately 1.9x (compared to approximately 2.6x for the Merger).

Additionally, Morgan Stanley performed an analysis of premiums paid for the subset of selected banks and bank holding companies in the midwestern U.S. in the above mentioned universe similar to the analysis performed on the entire universe detailed above. Between January 1, 1991 and April 18, 1993, there were 15 such transactions. The analysis yielded a range of transaction values to market values of approximately 1.0x to 1.8x with a mean of approximately 1.5x (compared to approximately 1.3x for the Merger, based upon the market values of BANC ONE Common Stock and FIRSTIER Common Stock as of April 16, 1993), last-twelve-months earnings multiples of approximately 9.2x to 26.5x with a mean of approximately 15.8x (compared to approximately 16.8x for the Merger) and book value multiples of approximately 1.3x to 2.8x with a mean of approximately 1.9x (compared to approximately 2.6x for the Merger).

No company or transaction used in the comparable company and comparable transaction analyses is identical to FIRSTIER, BANC ONE or the Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of FIRSTIER and BANC ONE and other factors that could affect the public trading value or the acquisition value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data or comparable company data.

Dividend Discount Analysis. Morgan Stanley performed a dividend discount analysis, pursuant to which a range of stand-alone values of FIRSTIER was determined by adding (i) the present value of estimated future dividend streams that FIRSTIER could generate over the three-year period beginning in 1993 and ending in 1995 and (ii) the present value of the "terminal value" of FIRSTIER Common Stock at the end of 1995 (i.e., the estimated present value of the projected values of FIRSTIER Common Stock at the end of
1995). The "terminal value" of FIRSTIER Common Stock at the end of the three-year period was determined by applying a range of 1995 projected price to book value multiples (from 1.25x to 2.25x) and 1995 projected price to earnings multiples (from 7x-13x) for FIRSTIER. Earnings projections used in connection with dividend projections were projected assuming FIRSTIER performed in accordance with the earnings forecast of FIRSTIER's management. Dividend streams and terminal values were discounted to present values using discount rates of 10.0% and 11.0%, which rates were chosen to reflect different assumptions regarding the required rate of return of holders or prospective buyers of FIRSTIER Common Stock. The values of FIRSTIER Common Stock ranged from approximately $29 to $50 per share of FIRSTIER Common Stock. Additional Analyses. In addition to its valuation methodologies, Morgan Stanley analyzed the projected cost savings, pro forma merger results and certain financial and market characteristics of BANC ONE.

Projected Cost Savings. The cost savings estimated to result from the Merger were estimated by the managements of FIRSTIER and BANC ONE to be approximately 15% of FIRSTIER's fourth quarter 1992 annualized noninterest expense phased-in evenly over two years. Morgan Stanley performed analyses to estimate the present value of these cost savings. The present value of these cost savings were estimated to range from approximately $95 million to $125 million based on the cost savings being phased-in equally over two years, growing at 2% to 4% into perpetuity after 1995, a discount rate of 11.0% and the inclusion of initial restructuring charges estimated to result from the Merger which were assumed to equal 75% of fully phased-in cost savings.

Pro Forma Merger Analysis. The effect of the Merger on the financial projections of BANC ONE was analyzed. BANC ONE's projections were compared to pro forma combined company projections for earnings per share, book value and dividends assuming the Merger was consummated on January 1, 1994. Such analysis showed that the Merger would be accretive to BANC ONE's projected earnings per share for 1994 and 1995 projected earnings per share at the proposed Exchange Rate. This analysis was based on estimates of expected cost savings and numerous other assumptions. The actual results achieved by the combined company will vary from the projected results and the variations may be material.

Analysis of BANC ONE. Morgan Stanley reviewed certain of BANC ONE's operations including its geographic distribution of assets, revenue composition and fee-generating business assets. Morgan Stanley also analyzed certain of BANC ONE's financial information including its market price performance as a multiple of its book value, market price performance as a multiple of historical and projected earnings per share, dividend history, profitability (including return on assets, return on equity and earnings per share growth) as well as other financial and trading characteristics of BANC ONE. Additionally, the premiums paid in selected BANC ONE transactions from 1986 to 1993 were examined. Morgan Stanley also presented a summary of recent analyst commentaries on BANC ONE from the major research analysts that cover BANC ONE Common Stock.

The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Morgan Stanley believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses without considering all factors and analyses could create an incomplete view of the process underlying its opinion. In addition, Morgan Stanley may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of FIRSTIER.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of BANC ONE or FIRSTIER. The analyses performed by Morgan Stanley are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Morgan Stanley's analysis of the fairness of the Exchange Rate to FIRSTIER's shareholders and were provided to the FIRSTIER Board of Directors in connection with the delivery of Morgan Stanley's oral opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold. In addition, as described above, Morgan Stanley's opinion and presentation to the FIRSTIER Board of Directors was one of the many factors taken into consideration by the FIRSTIER Board of Directors in making its determination to approve the Merger Agreement and related transactions. Consequently, the Morgan Stanley analyses described above should not be viewed as determinative of the FIRSTIER Board's or FIRSTIER management's opinion with respect to the value of the Exchange Rate or of whether the FIRSTIER Board or FIRSTIER management would have been willing to agree to a different Exchange Rate.

The FIRSTIER Board retained Morgan Stanley based upon its experience and expertise. Morgan Stanley is a nationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, continuously engages in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services to FIRSTIER and BANC ONE and have received customary fees for the rendering of such services.

Pursuant to a letter agreement dated February 17, 1993, between FIRSTIER and Morgan Stanley, FIRSTIER has agreed to pay Morgan Stanley a fee of $4.5 million upon consummation of the Merger. To date Morgan Stanley has not received any advisory fees in respect of this transaction. The letter agreement with Morgan Stanley also provides that FIRSTIER will reimburse Morgan Stanley for its reasonable out-of-pocket expenses and will indemnify Morgan Stanley against certain liabilities, including liabilities under securities laws, incurred in connection with its services.

Effective Time

If the Merger Agreement is approved by the requisite votes of the shareholders of FIRSTIER and the Merger is approved by the Federal Reserve and the Nebraska Department of Banking, and the other conditions to the Merger are satisfied or waived, the Effective Time shall be the later of the date of the completion of the filing of the articles of merger with the Secretary of State of the State of Nebraska with respect thereto pursuant to the applicable provisions of the Nebraska Business Corporation Act and the completion of the filing of a certificate of merger with the Secretary of State of the State of Ohio with respect thereto as provided in applicable provisions of the Ohio General Corporation Law. The Merger has been approved by the Federal Reserve and the Nebraska Department of Banking. See "SUMMARY OF THE TRANSACTION-- Regulatory Approvals."

Conditions to the Merger; Termination

Consummation of the Merger is subject to satisfaction of a number of conditions, including:

        (1) the receipt of all necessary approvals of the Merger and the transactions contemplated by the Merger Agreement by governmental agencies and authorities, including the Federal Reserve and the Nebraska Department of Banking, which approvals shall remain in full force and effect at the Effective Time;

        (2) there being no change in the consolidated financial condition, aggregate net assets, shareholders' equity, business or operating results of FIRSTIER and its subsidiaries, taken as a whole, or of BANC ONE and its subsidiaries, taken as a whole, from December 31, 1992 to the Effective Time, that has had a Material Adverse Effect (as that term is defined in the Merger Agreement);

        (3) compliance by FIRSTIER, BANC ONE and Banc One Beta with their respective covenants and confirmation of their respective representations and warranties as set forth in the Merger Agreement, including the agreement of FIRSTIER that, except with the approval of BANC ONE or as otherwise permitted by the Merger Agreement, it will not

             (a) from December 31, 1992 to the Effective Time, pay any cash dividends except for cash dividends which shall be equal to either (i) $.20 per share per quarter for each of the second and third quarters of 1993 and $.23 per quarter for the fourth quarter of 1993 and each subsequent quarter, or (ii) that amount per share per quarter calculated by multiplying the amount paid by BANC ONE in respect of each share of BANC ONE Common Stock for such quarter times the Exchange Rate; provided that no dividend shall be paid in the calendar quarter in which the Effective Time occurs.

             (b) effect any changes in connection with its equity capitalization except as related to the Option and certain outstanding stock options granted before or to be granted after May 19, 1993; or

             (c) except as may be directed by any regulatory agency, conduct its banking operations other than in the ordinary course of business;

        (4) approval and adoption of the Merger Agreement and the Merger by the requisite vote of the holders of FIRSTIER Common Stock (see "MERGER--General" and "VOTING AND MANAGEMENT INFORMATION--Voting");

        (5) receipt by FIRSTIER and BANC ONE of the opinion relative to the Federal income tax consequences referred to under the caption "MERGER--Federal
             Income Tax Consequences";

        (6) receipt by BANC ONE of an opinion from FIRSTIER's counsel and receipt by FIRSTIER of opinions from counsel for BANC ONE and Banc One Beta, which opinions are to be in the general form of those annexed to the Merger Agreement;

        (7) satisfaction by BANC ONE and FIRSTIER of the respective earnings tests set forth in the Merger
             Agreement;

        (8) fractional share interests in BANC ONE Common Stock to be paid to former holders of FIRSTIER Common Stock in cash in the exchange (see "MERGER-- Fractional Shares") shall not exceed 10% of the maximum aggregate number of shares of BANC ONE Common Stock which could be issued as a result of the Merger;

        (9) the shares of BANC ONE Common Stock to be issued to the holders of FIRSTIER Common Stock shall have been approved for listing on the NYSE;

        (10) receipt by BANC ONE of the written opinion of Coopers & Lybrand, independent certified public accountants, that the transaction contemplated by the Merger Agreement may be properly accounted for as a pooling-of-interests;

        (11) the holders of all credit agreements, if any, on which FIRSTIER or any subsidiary is the maker, issuer or guarantor and which contain provisions which make the acquisition of FIRSTIER by or merger into another entity a condition of default or acceleration, shall have provided BANC ONE with written waivers of all such provisions;

        (12) the total number of shares of FIRSTIER Common Stock issued and outstanding together with the total number of shares of FIRSTIER Common Stock related to outstanding and unexercised options (excluding the shares of FIRSTIER Common Stock subject to the Option granted to BANC ONE pursuant to the terms of the Merger Agreement) shall not be more than 11,915,000;

        (13) receipt by FIRSTIER of an opinion of Morgan Stanley to the effect that, in the opinion of such firm, the Exchange Rate is fair to the holders of FIRSTIER
             Common Stock; and

        (14) the employment agreements between FIRSTIER and Mr.
             McDonnell, dated June 20, 1989, and FIRSTIER and Mr.
             Rismiller, dated May 22, 1988, shall each have been terminated.


Any of the provisions of the Merger Agreement, including the foregoing conditions, may be waived at any time by the party which is, or the shareholders of which are, entitled to the benefits thereof; provided, however, that such waiver, if material to FIRSTIER or its shareholders, may be made only following due authorization by the FIRSTIER Board. The Merger Agreement may be modified by a duly authorized written agreement of all of the parties. However, after the shareholders of FIRSTIER have approved the Merger Agreement, FIRSTIER may amend the Merger Agreement only if, in the opinion of FIRSTIER's Board of Directors, such amendment will not have any Material Adverse Effect on the benefits intended under the Merger Agreement for the shareholders of FIRSTIER.

The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of FIRSTIER, by written notice from BANC ONE to FIRSTIER, or from FIRSTIER to BANC ONE, as the case may be, upon the occurrence of any of the following: (i) if any material condition to either party's obligations under the Merger Agreement is not either substantially satisfied or waived at the time or times contemplated thereby (each party's right to terminate under this clause (i) shall relate only to conditions to that party's obligations); (ii) in the event of a material breach by a party of any representation, warranty, condition or agreement contained in the Merger Agreement that is not cured within 30 days of the giving of notice to such party by the other party; or (iii) if the Merger shall not have been consummated on or before June 1, 1994. The Merger Agreement also may be terminated, and the Merger thereby abandoned, by the mutual consent of the Boards of Directors of FIRSTIER, BANC ONE and Banc One Beta at any time prior to the effective date of the Merger.

FIRSTIER, by action of the FIRSTIER Board, may elect to terminate the Merger Agreement, whether before or after approval of the Merger Agreement by the shareholders of Banc One Beta or FIRSTIER, by giving written notice of such election to BANC ONE within two NYSE trading days after the Valuation Period provided that the Average BANC ONE Closing Price during the Valuation Period is less than $41.60. Upon receipt of such notice BANC ONE shall have the option to (i) nullify FIRSTIER's election to terminate the Merger Agreement by increasing the Exchange Rate to the Increased Exchange Rate, or (ii) accept FIRSTIER's election to terminate the Merger Agreement by giving written notice to FIRSTIER of such acceptance of termination within two NYSE trading days of BANC ONE's receipt of FIRSTIER's notice. Upon BANC ONE's notice to FIRSTIER of such acceptance of termination, the Merger Agreement shall be terminated. FIRSTIER shall then be obligated to deliver to BANC ONE, within two NYSE trading days of its receipt of BANC ONE's written notice of acceptance of termination, a certified or cashier's check in the amount of $1,000,000 as liquidated damages.

If the Merger is not consummated other than by reason of a willful breach of any party to the Merger Agreement or pursuant to FIRSTIER's election to terminate the Merger Agreement described in the immediately preceding paragraph, FIRSTIER, BANC ONE and Banc One Beta will each pay all of its own expenses incurred incident to such transaction, except for printing expenses which will be paid by BANC ONE.

Federal Income Tax Consequences

The following is a summary of certain material U.S. Federal income tax consequences of the Merger, including certain consequences to holders of FIRSTIER Common Stock who are citizens or residents of the United States and who hold their shares as capital assets. It does not discuss all tax consequences that may be relevant to FIRSTIER shareholders subject to special Federal income tax treatment (such as insurance companies, dealers in securities, certain retirement plans, financial institutions, tax exempt organizations or foreign persons), or to FIRSTIER shareholders who acquired their shares of FIRSTIER Common Stock pursuant to the exercise of employee stock options or otherwise as compensation. The summary does not address the state, local or foreign tax consequences of the Merger, if any.

Pursuant to the terms of the Merger Agreement, FIRSTIER and BANC ONE will receive the opinion of Sullivan & Cromwell, dated as of the Effective Time, to the effect that based upon the Internal Revenue Code and regulations thereunder and rulings issued by the Internal Revenue Service in transactions similar to those contemplated by the Merger Agreement and assuming the Merger occurs in accordance with the Merger Agreement and conditioned on the accuracy of certain representations made by FIRSTIER and BANC ONE, for Federal income tax purposes:

        (1) The Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) and
             Section 368(a)(2)(E) of the Internal Revenue Code;

        (2) No gain or loss will be recognized by BANC ONE or FIRSTIER as a consequence of the transactions contemplated by the Merger Agreement;

        (3) No gain or loss will be recognized by the shareholders of FIRSTIER on the exchange of their shares of FIRSTIER Common Stock for shares of BANC ONE Common Stock (disregarding for this purpose any cash received for fractional share interests to which they may be entitled);

        (4) The Federal income tax basis of the BANC ONE Common Stock received by holders of FIRSTIER Common Stock for their shares of FIRSTIER Common Stock will be the same as the Federal income tax basis of the FIRSTIER Common Stock surrendered in exchange therefor (reduced by any amount allocated to fractional share interests for which cash is received); and

        (5) The holding period of the BANC ONE Common Stock received by a holder of FIRSTIER Common Stock will include the period for which the FIRSTIER Common Stock exchanged therefor was held, provided the exchanged FIRSTIER Common Stock was held as a capital asset by such holder on the date of the exchange.


A FIRSTIER shareholder who receives cash in lieu of a fractional share interest in BANC ONE Common Stock will be treated as having received the cash in redemption of the fractional share interest. The receipt of cash in lieu of a fractional share interest should generally result in capital gain or loss to the holder equal to the difference between the amount of cash received and the portion of the holder's Federal income tax basis in the FIRSTIER Common Stock allocable to the fractional share interest. Such capital gain or loss will be long-term capital gain or loss if the holder's holding period for the BANC ONE Common Stock received, determined as set forth above, is longer than one year.

THE INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED ON THE INTERNAL REVENUE CODE (AND AUTHORITIES THEREUNDER) AS IN EFFECT ON THE DATE OF THIS PROSPECTUS AND PROXY STATEMENT, WITHOUT CONSIDERATION OF THE PARTICULAR FACTS OR CIRCUMSTANCES OF ANY SHAREHOLDER.
SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IN THEIR PARTICULAR SITUATIONS, AS WELL AS CONSEQUENCES UNDER ANY APPLICABLE STATE, LOCAL OR FOREIGN TAX LAWS.

Conversion of Shares and Exchange of Certificates

The Merger Agreement provides that at the Effective Time, the outstanding shares of FIRSTIER Common Stock will be converted into shares of BANC ONE Common Stock at the Exchange Rate calculated as described under the caption "MERGER--Exchange Rate." Except in the event that either FIRSTIER or BANC ONE shall declare a stock dividend or distribution upon or subdivide, split up, reclassify or combine its respective Common Stock or declare a dividend, or make a distribution, on its respective Common Stock in any security convertible into such Common Stock prior to the Effective Time, no further adjustments will be made in the Exchange Rate. However, in the event of such a transaction, appropriate adjustment will be made in the Exchange Rate. The Exchange Rate has been adjusted to reflect the 5 shares for 4 shares common stock split paid in the form of a dividend to shareholders of BANC ONE by BANC ONE on August 31, 1993.

As soon as practicable after the Effective Time, instructions and forms will be furnished to the former shareholders of FIRSTIER for use in surrendering for cancellation and exchanging their FIRSTIER Common Stock share certificates for certificates for shares of BANC ONE Common Stock. If any certificate for shares of BANC ONE Common Stock is to be issued in a name other than that in which the certificate for shares of FIRSTIER Common Stock surrendered for exchange is registered, the certificate so surrendered must be properly endorsed or otherwise be in proper form for transfer and the person requesting such exchange must pay to BANC ONE or its transfer agent any applicable transfer or other taxes required by reason of the issuance of the certificate.

Until so surrendered, certificates formerly representing shares of FIRSTIER Common Stock will be deemed for all purposes to evidence ownership of the number of shares of BANC ONE Common Stock into which such shares have been converted. Dividends and other distributions, if any, that become payable in respect of BANC ONE Common Stock pending exchange of certificates representing shares of FIRSTIER Common Stock will be retained by BANC ONE until surrender of such certificates, at which time such dividends and distributions will be paid, without interest. In addition, after the Effective Time, the holders of certificates formerly representing shares of FIRSTIER Common Stock shall cease to have rights with respect to such shares, and, except as aforesaid, their sole rights shall be to exchange such certificates for shares of BANC ONE Common Stock in accordance with the Merger Agreement.

Fractional Shares

No certificates for fractional shares of BANC ONE Common Stock will be issued in connection with the exchange contemplated by the Merger Agreement. In lieu thereof, each shareholder of FIRSTIER having a fractional interest resulting from the exchange of FIRSTIER Common Stock for BANC ONE Common Stock will be paid by BANC ONE an amount in cash equal to the value of such fractional interest based upon the Average BANC ONE Closing Price of BANC ONE Common during the Valuation Period.

Resales by Affiliates

The shares of BANC ONE Common Stock issuable to FIRSTIER shareholders upon consummation of the Merger have been registered under the Securities Act, but such registration does not cover resales by any person who, directly or indirectly, controls, or is controlled by, or is under common control with FIRSTIER at the time the Merger Agreement is submitted for approval by a vote of the shareholders of FIRSTIER (individually, a "FIRSTIER Affiliate" and collectively, "FIRSTIER Affiliates"). BANC ONE Common Stock received and beneficially owned by those FIRSTIER shareholders who are deemed to be FIRSTIER Affiliates may be resold without registration as provided for by Rule 145 under the Securities Act, or as otherwise permitted. Each FIRSTIER Affiliate who desires to resell the BANC ONE Common Stock received in the Merger must sell such BANC ONE Common Stock either (i) pursuant to an effective registration statement under the Securities Act, (ii) in accordance with the applicable provisions of Rule 145 under the Securities Act or (iii) in a transaction which, in the opinion of counsel for such FIRSTIER Affiliate or as described in a "no-action" or interpretive letter from the Staff of the Commission, in each case reasonably satisfactory in form and substance to BANC ONE, states that such resale is exempt from the registration requirements of the Securities Act.

Rule 145(d) requires that persons deemed to be FIRSTIER Affiliates resell their BANC ONE Common Stock pursuant to certain of the requirements of Rule 144 under the Securities Act if such BANC ONE Common Stock is sold within the first two years after the receipt thereof. After two years, if such person is not a person who, directly or indirectly, controls, is controlled by, or is under common control with BANC ONE (a "BANC ONE Affiliate") and BANC ONE is current in the filing of its periodic securities law reports, a former FIRSTIER Affiliate may freely resell the BANC ONE Common Stock received in the Merger without limitation. After three years from the issuance of the BANC ONE Common Stock, if such person is not a BANC ONE Affiliate at the time of sale or for at least three months prior to such sale, such person may freely resell such BANC ONE Common Stock, without limitation, regardless of the status of BANC ONE's periodic securities law reports.

FIRSTIER has agreed to provide BANC ONE with a list of those persons who may be deemed to be FIRSTIER Affiliates at the time of the Special Meeting. FIRSTIER will use its best efforts to cause each such person to deliver to BANC ONE prior to the Effective Time a written agreement to the effect that no sale will be made of any shares of BANC ONE Common Stock received in the Merger by a FIRSTIER Affiliate except (i) in accordance with the Securities Act and (ii) if, as it expects to do, BANC ONE utilizes pooling-of-interests accounting in accounting for the Merger, until such time as BANC ONE shall first publish the financial results of at least 30 days of post-merger combined operations of FIRSTIER and BANC ONE, provided that BANC ONE shall publish such results not later than four months from the Effective Time. The certificates of BANC ONE Common Stock issued to FIRSTIER Affiliates in the Merger may contain an appropriate restrictive legend, and appropriate stop transfer orders may be given to the transfer agent for such certificates.

Accounting Treatment

BANC ONE expects to account for the acquisition of FIRSTIER as a pooling-of-interests.

The Option

As a condition to BANC ONE's entering into the Merger Agreement, and in consideration, therefor, FIRSTIER and BANC ONE entered into the Option Agreement on April 20, 1993, pursuant to which FIRSTIER granted BANC ONE the Option. The Option Agreement is intended to increase the likelihood that the Merger will be consummated by making it more difficult and more expensive for another party to obtain control of or acquire FIRSTIER.

Grant of Option. The Option entitles BANC ONE to purchase up to 2,281,000 authorized but unissued shares of FIRSTIER Common Stock, representing 19.9% of the shares of FIRSTIER Common Stock issued and outstanding on April 19, 1993, at $54.50 per share (the closing trade price of a share of FIRSTIER Common Stock on the NASDAQ National Market System on April 19, 1993). If any additional shares of FIRSTIER Common Stock are issued or otherwise become outstanding after the date of the Option Agreement, the number of shares of FIRSTIER Common Stock subject to the Option will be increased so that, after that issuance, the number of shares of FIRSTIER Common Stock subject to the Option equals 19.9% of the number of shares of FIRSTIER Common Stock then issued and outstanding without giving effect to any shares subject to or issued pursuant to the Option.

Triggering Events; Exercise of Option. The Option Agreement provides that BANC ONE may exercise the Option, in whole or in part, at any time or from time to time after the occurrence of both an Initial Triggering Event (as hereinafter defined) and a Purchase Event (as hereinafter defined) if, but only if, both the Initial Triggering Event and the Purchase Event shall have occurred prior to the occurrence of an Option Termination Event (as hereinafter defined) by giving written notice of such exercise within 30 days following such Purchase Event.

For purposes of the Option Agreement:

        (a) The term "Initial Triggering Event" means the occurrence of any of the following events and the good faith determination by BANC ONE that there is a reasonable likelihood that as a result of the occurrence of any such event, consummation of the Merger is jeopardized:

            (i) any person, corporation, entity or group (other than BANC ONE or any subsidiary or affiliate thereof) shall have commenced a bona fide offer to purchase shares of FIRSTIER Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of the outstanding shares of FIRSTIER Common Stock, or shall have entered into an agreement with FIRSTIER, or shall have filed an application or notice with the Federal Reserve or any other federal or state regulatory agency for clearance or approval, to (A) merge or consolidate or enter into any similar transaction with FIRSTIER, (B) purchase, lease or otherwise acquire all or substantially all of the assets of FIRSTIER, or (C) purchase or otherwise acquire securities representing beneficial ownership of 10% or more of the outstanding voting power of FIRSTIER (including securities acquired by way of merger, consolidation, share exchange or any similar transaction);

           (ii) any person (other than BANC ONE or any subsidiary or affiliate thereof or subsidiary of FIRSTIER in a fiduciary capacity) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of FIRSTIER Common Stock;

          (iii) any person (other than BANC ONE or any subsidiary or affiliate thereof) shall have made a bona fide proposal to FIRSTIER after April 19, 1993, by public announcement or written communication that is the subject of public disclosure or regulatory report or filing to (A) acquire FIRSTIER by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, or (B) make an offer described in paragraph
        (i), above;

           (iv) any person shall have solicited proxies in a proxy solicitation subject to Regulation 14A under the Exchange Act in opposition to approval of the Merger
        Agreement by FIRSTIER's shareholders; or

            (v) FIRSTIER shall have wilfully breached any provision of the Merger Agreement, which breach would entitle BANC ONE to terminate the Merger Agreement, and such breach shall not have been cured pursuant to the terms of the Merger Agreement.

        (b) The term "Purchase Event" means the occurrence of either one of the following events:

            (i)   any person (other than BANC ONE or any
        subsidiary or affiliate thereof) shall have acquired 50% or more of the then outstanding shares of FIRSTIER Common
        Stock; or

           (ii) FIRSTIER shall have entered into an agreement with another person (other than BANC ONE or any subsidiary thereof) pursuant to which such person is entitled to acquire 50% or more of the then outstanding shares of FIRSTIER Common Stock.

        (c) The occurrence of any of the following events constitutes an Option Termination Event:

            (i)   the consummation of the Merger at the Effective
        Time;

           (ii) BANC ONE or FIRSTIER shall have received written notice from the Federal Reserve to the effect that the exercise of the Option pursuant to the terms of the Option Agreement is not consistent with Section 3 of the Bank Holding Company Act of 1956, as amended;

          (iii) termination of the Merger Agreement by BANC ONE in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial
        Triggering Event;

           (iv) the first business day after the 365th calendar day following the termination of the Merger Agreement by BANC ONE in accordance with the provisions thereof if such termination occurs after the occurrence of an Initial Triggering Event, provided that the Option shall in all events expire not later than 18 months after such Initial Triggering Event; provided, however, that if the Option is otherwise exercisable but cannot be exercised on such day solely because of any injunction, order or similar restraint issued by a court of competent jurisdiction, the Option shall expire on the 20th business day after such injunction, order or restraint shall have been dissolved or when such injunction, order or restraint shall have become permanent and no longer subject to appeal, as the case may be;

            (v) termination of the Merger Agreement by FIRSTIER in accordance with the provisions thereof; or

           (vi) termination of the Merger Agreement by mutual consent of BANC ONE and FIRSTIER.

As of the date hereof, no Initial Triggering Event or Purchase
Event has occurred.

Registration Rights. FIRSTIER shall, if requested by BANC ONE, as expeditiously as possible, file a registration statement on a form of general use under the Securities Act if necessary to permit the sale or other disposition of the shares of FIRSTIER Common Stock that shall have been acquired upon exercise of the Option in accordance with the intended method of sale or other disposition requested by BANC ONE. FIRSTIER has agreed to use its best efforts to cause that registration statement to become effective and to remain effective for such period not in excess of 270 calendar days from the day such registration first becomes effective as may be reasonably necessary to effect such sale or other disposition. BANC ONE has the right to demand one such registration.

Termination of Option. The Option will terminate upon the occurrence of an Option Termination Event.

COMPARATIVE RIGHTS OF SHAREHOLDERS

Description of BANC ONE Stock

General. The authorized capital stock of BANC ONE consists of 600,000,000 shares of BANC ONE Common Stock and 35,000,000 shares of Preferred Stock, without par value ("Preferred Stock"), divided into 10,000,000 shares of Class A Preferred Stock, 1,000,000 shares of Class B Convertible Preferred Stock ("Class B Preferred Stock") and 24,000,000 shares of Class C Preferred Stock of which the $3.50 Cumulative Convertible Preferred Stock constitutes a series ("Series C Preferred Stock"). As of September 30, 1993, there were issued and outstanding 5,000,000 shares of Series C Preferred Stock and 341,046,391 shares of BANC ONE Common Stock, after giving effect to the 5 for 4 share stock split in BANC ONE Common Stock.

The following summary of the terms of BANC ONE's capital stock does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of the Ohio General
Corporation Law and BANC ONE's Articles.

Common Stock. Holders of BANC ONE Common Stock are entitled to receive dividends out of funds legally available therefor as and if declared by the Board of Directors, provided that, so long as any shares of Preferred Stock are outstanding, no dividends (other than dividends payable in BANC ONE Common Stock) or other distributions (including redemptions and purchases) may be made with respect to the BANC ONE Common Stock unless full cumulative dividends on the shares of Preferred Stock have been paid.

Holders of shares of BANC ONE Common Stock are entitled to one vote for each share for the election of directors and on all other matters. Holders of BANC ONE Common Stock vote together as a class with holders of Class A Preferred Stock and Class B Preferred Stock. Generally, holders of Series C Preferred Stock have no voting rights.

The issued and outstanding shares of BANC ONE Common Stock are fully paid and nonassessable. The holders of BANC ONE Common Stock are not entitled to preemptive rights or conversion or redemption rights. The BANC ONE Common Stock does not have cumulative voting rights in the election of directors.

In the event of the voluntary or involuntary dissolution, liquidation or winding up of BANC ONE, holders of BANC ONE Common
Stock will be entitled to receive, pro rata, after satisfaction in full of the prior rights of creditors (including holders of BANC
ONE's indebtedness) and holders of Preferred Stock, all the remaining assets of BANC ONE available for distribution.

Preferred Stock. The Board of Directors has the authority to issue each class of Preferred Stock in one or more series and to fix the designations, number of shares, dividends, redemption rights, sinking fund requirements, liquidation prices, conversion rights and other rights, qualifications, limitations or restrictions thereon (except voting rights) as the Board of Directors may from time to time be permitted by law to fix or change.

Generally holders of shares of Class C Preferred Stock have no voting rights. The approval of a majority of the outstanding shares of Class C Preferred Stock voting together as a class is required in order to amend BANC ONE's Articles to affect adversely the rights of the holders of the Class C Preferred Stock or to take any action that would result in the creation of or an increase in the number of authorized shares senior or superior with respect to dividends or upon liquidation to the Class C Preferred Stock. Holders of Class C Preferred Stock also have the right to elect two additional directors during any period in which dividends on Class C Preferred Stock are cumulatively in arrears in the amount of six or more full quarterly dividends.

Currently, there are outstanding shares of Class C Preferred Stock. Holders of Class C Preferred Stock are entitled to receive out of funds legally available therefor cumulative cash dividends at the annual rate of $3.50 per share payable quarterly on the last day of March, June, September and December in each year.

In the event that full cumulative dividends on outstanding shares of Class C Preferred Stock have not been paid, no dividends may be declared or paid on, and no amounts may be set aside or applied to the redemption or purchase of, any shares of BANC ONE Common Stock or any other shares of capital stock of BANC ONE ranking junior to shares of Class C Preferred Stock.

Upon the voluntary or involuntary dissolution, liquidation or winding up of BANC ONE, holders of Class C Preferred Stock are entitled to receive a preferential distribution of $50 per share plus accrued and unpaid dividends, if any.

At the option of the holder of any shares of Class C Preferred Stock, such shares may be converted into shares of BANC ONE Common Stock at the conversion rate then in effect. The present conversion rate is 1.59418 shares of BANC ONE Common Stock for each share of Class C Preferred Stock and is subject to adjustment for stock dividends, subdivisions, splits (the conversion rate has been adjusted to reflect the 5 shares for 4 shares common stock split paid on August 31, 1993) and combinations and any distribution of rights or warrants to purchase BANC ONE Common Stock at a price per share less than the BANC ONE Common Stock's then-current market value.

The issued shares of Class C Preferred Stock may be redeemed, in whole or in part, by BANC ONE at its election at any time after April 15, 1995, at a redemption price of $52.10 per share during the period from April 15, 1995, to but not including March 31, 1996, and thereafter at the redemption prices during the 12-month periods beginning on March 31 of the years shown below, plus accrued and unpaid dividends, if any.

        Year                             Redemption Price

        1996. . . . . . . . . . . . . . . . . $51.75
        1997. . . . . . . . . . . . . . . . . $51.40
        1998. . . . . . . . . . . . . . . . . $51.05
        1999. . . . . . . . . . . . . . . . . $50.70
        2000. . . . . . . . . . . . . . . . . $50.35
        2001 and thereafter . . . . . . . . . $50.00

Special Voting Requirements for Certain Transactions

Article Eleventh of BANC ONE's Articles incorporates, to a large extent, the provisions of the Ohio control share acquisition statute (Section 1701.831 of the Ohio Revised Code). Article Eleventh sets forth procedures for obtaining shareholder consent of "control share acquisitions" subject to the right of the Board of Directors to screen out proposals that do not meet certain standards set forth in Article Eleventh. Article Eleventh defines a "control share acquisition" as any acquisition, directly or indirectly, of shares of BANC ONE which, when added to all other shares of BANC ONE owned or controlled by the acquiror, would entitle the acquiror, alone or with others, to exercise or direct the exercise of voting power in BANC ONE in the election of directors within any of the following ranges of voting power: (a) one-fifth or more but less than one-third; (b) one-third or more but less than a majority; and (c) a majority or more. A bank, broker, nominee, trustee, or other person who acquires shares in the ordinary course of business for the benefit of others in good faith and not for the purpose of circumventing Article Eleventh shall, however, be deemed to have voting power only of shares in respect of which such person would be able to exercise or direct the exercise of votes without further instruction from others at a meeting of shareholders called under Article Eleventh. A control share acquisition which meets certain criteria set forth in Article Eleventh as determined by the Board of Directors must be presented to a meeting of the shareholders of BANC ONE and approved by the affirmative vote of both (a) a majority of the voting power represented at the meeting and (b) a majority of that portion of such voting power excluding any "interested shares"; that is, those shares held by the acquiring person, executive officers of BANC ONE and employees of BANC ONE who are also directors. Article Eleventh may be amended by a vote of 85% of the votes entitled to be cast by all holders of voting stock.

BANC ONE's Articles also include a "fair price" provision which is designed to provide reasonable assurances to shareholders that in the event any shareholder or group of shareholders acquires 20% or more of BANC ONE's voting stock (the "Acquiror") and then seeks to acquire all or part of the remaining voting stock through a merger or other transaction which would force a change or termination of the other shareholders' ownership interests (a "Business Combination"), such other shareholders must receive consideration at least equivalent to that paid by the Acquiror in acquiring its 20% stock interest, unless the Business Combination is approved either (i) by a majority of directors who are unrelated to the Acquiror or (ii) by the affirmative vote of 75% of all the votes entitled to be cast by all holders of voting stock and 67% of the votes entitled to be cast by all holders of voting stock held by shareholders other than the Acquiror ("Special Shareholder Vote").

This provision operates by requiring that after an Acquiror emerges, any Business Combination which has the effect of requiring shareholders to surrender their shares must satisfy one of the following conditions:

        (a) Fair Consideration to Shareholders. The terms of the Business Combination must provide for payment of consideration which is at least equivalent to the highest price paid to other shareholders by the Acquiror in acquiring its 20% stock position and must be approved by shareholders as otherwise required by applicable law; or

        (b) Unrelated Director Approval. The Business Combination must be approved as fair to shareholders by a majority of the directors who are not affiliated with the Acquiror and who were directors before the Acquiror acquired its 20% stock position or who were nominated or elected to succeed such directors by the other unaffiliated directors ("Unrelated Directors") and must be approved by shareholders as otherwise required by applicable law; or

        (c) Special Shareholder Vote. The Business Combination must be approved by a Special Shareholder Vote.


The Article containing this provision may be amended only by a vote of 85% of the votes entitled to be cast by all holders of voting stock, unless the amendment is approved unanimously by the Unrelated Directors, in which case only majority shareholder approval would be required.

Chapter 1704 of the Ohio Revised Code (the "Ohio Statute") is similar to the "fair price" provision contained in BANC ONE's Articles. The Ohio Statute prohibits an "Issuing Public Corporation" from engaging in a "Chapter 1704 Transaction" with an "Interested Shareholder" for a period of three years following the date on which the person becomes an "Interested Shareholder" unless, prior to such date, the directors of the "Issuing Public Corporation" approve either the "Chapter 1704 Transaction" or the acquisition of shares pursuant to which such person became an "Interested Shareholder." An "Issuing Public Corporation" is an Ohio corporation with 50 or more shareholders which has its principal place of business, principal executive offices or substantial assets within the State of Ohio. BANC ONE is currently an Issuing Public Corporation. An "Interested Shareholder" is any person who is the beneficial owner of a sufficient number of shares to allow such person, directly or indirectly, alone or with others, including affiliates and associates, to exercise or direct the exercise of 10% of the voting power of the Issuing Public Corporation. A "Chapter 1704 Transaction" includes any merger, consolidation, combination or majority share acquisition between or involving an Issuing Public Corporation and an Interested Shareholder or an affiliate or associate of an Interested Shareholder. A Chapter 1704 Transaction also includes certain transfers of property, dividends and issuance or transfers of shares, from or by an Issuing Public Corporation or a subsidiary of an Issuing Public Corporation to, with or for the benefit of an Interested Shareholder or an affiliate or associate of an Interested Shareholder unless such transaction is in the ordinary course of business of the Issuing Public Corporation on terms no more favorable to the Interested Shareholder than those acceptable to third parties as demonstrated by contemporaneous transactions. Finally, Chapter 1704 Transactions include certain transactions which (i) increase the proportionate share ownership of an Interested Shareholder, (ii) result in the adoption of a plan or proposal for the dissolution, winding up of the affairs or liquidation of the Issuing Public Corporation if such plan is proposed by or on behalf of the Interested Shareholder, or (iii) pledge or extend the credit or financial resources of the Issuing Public Corporation to or for the benefit of the Interested Shareholder.

After the initial three-year moratorium has expired, an Issuing Public Corporation may engage in a Chapter 1704 Transaction if (i) the acquisition of shares pursuant to which the person became an Interested Shareholder received the prior approval of the board of directors of the Issuing Public Corporation, (ii) the Chapter 1704 Transaction is approved by the affirmative vote of the holders of shares representing at least two-thirds of the voting power of the Issuing Public Corporation and by the holders of at least a majority of voting shares which are not beneficially owned by an Interested Shareholder or an affiliate or associate of an Interested Shareholder, or (iii) the Chapter 1704 Transaction meets certain statutory tests designed to ensure that it be economically fair to all shareholders.

Comparison of BANC ONE Common Stock and FIRSTIER Common Stock

The rights of shareholders of BANC ONE are governed by BANC ONE's Articles and Code of Regulations and the applicable provisions of the Ohio law, while the rights of the shareholders of FIRSTIER are governed by FIRSTIER's Articles of Incorporation and By-laws and the applicable provisions of the Nebraska Business Corporation Act. If the holders of FIRSTIER Common Stock approve the Merger Agreement and the Merger is subsequently consummated, holders of FIRSTIER Common Stock will become holders of BANC ONE Common Stock. The following comparison of the rights of holders of FIRSTIER Common Stock and BANC ONE Common Stock is based on current terms of the governing documents of the respective companies, and on the current provisions of applicable state law.

The rights of holders of FIRSTIER Common Stock and holders of BANC ONE Common Stock are similar in several respects: each shareholder is entitled to one vote for each share held on all matters submitted to a vote of shareholders, each shareholder is entitled to receive pro rata any assets distributed to shareholders upon liquidation, dissolution or winding up of the affairs of the company (after all creditors have been satisfied and requisite preferential amounts are paid to the holders of outstanding preferred stock), each shareholder has no preemptive rights to subscribe for or purchase any stock or other securities in proportion to their respective holdings upon the offering or sale by BANC ONE or FIRSTIER of such securities to others. Although it is impracticable to note all the differences between Ohio law and Nebraska law generally and all of the differences between the applicable governing documents of BANC ONE and FIRSTIER, the following is intended to be a summary of certain significant differences between the rights of holders of BANC ONE Common Stock and the rights of holders of FIRSTIER Common Stock.

Election and Removal of Directors. FIRSTIER's directors are elected by cumulative voting. This means that in an election of directors, holders of FIRSTIER Common Stock may give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of shares owned by the shareholder, or distribute the number of votes among any number of candidates. FIRSTIER's entire Board of Directors or any lesser number may be removed, with or without cause, by a vote of the holders of the majority of the shares then entitled to vote at an election of directors, except that no director may be removed if the votes cast against his removal would be sufficient to elect such director if voted cumulatively at an election of directors at which the same total number of votes were cast and the entire board were then being elected. Cumulative voting makes it more likely that sizable minority shareholders could elect minority directors even if opposed by the other shareholders. Cumulative voting is not allowed in the election of directors of BANC ONE.

Dividends. Under Ohio law, dividends may be paid out of surplus, including both earned surplus and capital surplus, in cash, property or shares of the corporation, provided that such dividend payments are not in violation of the rights of any other class of securities and are not made when the corporation is insolvent or there is reasonable ground to believe that by such payment it will be rendered insolvent. A Nebraska corporation may pay dividends out of unreserved and unrestricted earned surplus, except when the corporation is insolvent or when the payment thereof would render the corporation insolvent or when the declaration or payment would be contrary to any restrictions in the articles of incorporation. The payment of dividends by bank holding companies also is subject to certain regulatory constraints. Dividends paid by both BANC ONE and FIRSTIER are subject to Federal income tax. However, it is suggested that in connection with voting on the Merger, shareholders contact their tax advisors to determine the tax consequences of the Merger to them.

Antitakeover Provisions. Nebraska law contains provisions similar to the provisions of BANC ONE's Articles relating to control share acquisitions and provides for a moratorium on certain business combinations in a manner similar to the Ohio Statute. Under Nebraska's Shareholder Protection Act, shares acquired in a control share acquisition have limited voting rights unless the control share acquisition is approved by a vote of the shareholders of the issuing public corporation. The Shareholder Protection Act also prohibits any business combination with any interested shareholder for a five-year period unless the business combination or the acquisition of shares made by the interested shareholder is approved by the issuing public corporation's board of directors prior to the acquisition of such shares by the
interested shareholder.   BANC ONE's Articles contain provisions
requiring a supermajority vote for certain business combinations. See "COMPARATIVE RIGHTS OF SHAREHOLDERS--Special Voting Requirements for Certain Transactions." FIRSTIER's Articles also contain provisions requiring the supermajority vote of 80% of the combined voting power of FIRSTIER's voting stock and a majority of the combined voting power of voting stock of FIRSTIER held by disinterested shareholders for certain business combinations unless the business combination shall have been approved by a majority of the disinterested directors or the transaction constituting the business combination provides for fair consideration to the shareholders. In most respects, the supermajority provisions of FIRSTIER's Articles are substantially similar to the supermajority provisions of BANC ONE's Articles.


Mergers, Acquisitions and Certain Other Transactions. Nebraska law generally requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of each class entitled to vote to approve a merger, consolidation, share exchange or sale, lease, exchange or other disposition of all or substantially all of FIRSTIER's assets. Under BANC ONE's Articles, the affirmative vote of the holders of a majority of the shares of BANC ONE Common Stock is required to approve such transactions except that the "fair price" provisions require a supermajority vote for certain business combinations. See "COMPARATIVE RIGHTS OF SHAREHOLDERS--Special Voting Requirements for Certain Transactions." No vote of FIRSTIER shareholders is required to approve a plan of merger if (a) FIRSTIER is the surviving corporation of the merger, (b) the related plan of merger does not amend FIRSTIER's Articles, (c) each share of FIRSTIER stock outstanding immediately before the merger is to be an identical outstanding or treasury share of FIRSTIER after the merger and (d) the number of shares of FIRSTIER to be issued in the merger (or to be issuable upon conversion of any convertible instruments to be issued in the merger) does not exceed 20% of the voting stock of FIRSTIER outstanding immediately before the merger.

In addition to being subject to the laws of Nebraska and Ohio, respectively, both FIRSTIER and BANC ONE, as bank holding companies, are subject to various provisions of federal law with respect to mergers, consolidations and certain other corporate transactions.

Evaluation of Tender Offers and Business Combinations. In evaluating an acquisition proposal, Ohio law includes a provision which permits directors, in determining whether any matter is in the best interests of the corporation, to take into consideration the interests of the corporation's employees, suppliers, creditors and customers, the economy of the state and the nation, community and societal considerations and the long-term and short-term interests of the corporation and its shareholders, including the possibility that such interests may be best served by the continued independence of the corporation. Similarly, under Nebraska law, a director may, but need not, in considering the best interests of a corporation, consider, among other things, the effects of any action on employees, suppliers, creditors and customers of the corporation and communities in which offices or other facilities of the corporation are located.
Amendment of Governing Documents. BANC ONE's Articles may be amended by the affirmative vote of the holders of a majority of the voting power of BANC ONE, except that amendments to the "control share acquisition" and "fair price" provisions require a supermajority vote. See "COMPARATIVE RIGHTS OF SHAREHOLDERS-- Special Voting Requirements for Certain Transactions." The Code of Regulations of BANC ONE may only be amended by the affirmative vote of a majority of the voting power represented by the outstanding voting stock of BANC ONE present in person or by proxy at an annual or special meeting called for such purpose. Under Nebraska law, amendments to FIRSTIER's Articles require the affirmative vote of the holders of at least two-thirds of the outstanding shares of FIRSTIER's Common Stock.

Appraisal Rights.

Under Nebraska Law, the right of a dissenting shareholder to receive payment of the fair value of his shares pursuant to
Section 21-2079 of the Nebraska Business Corporation Act does not apply to shareholders of a bank holding company. Under Ohio Law, dissenting shareholders, including shareholders of a bank holding company, are entitled to appraisal rights in connection with the lease, sale, exchange, transfer or other disposition of all or substantially all of the assets of a corporation and in connection with certain amendments to its articles of incorporation. In addition, shareholders of an Ohio corporation being merged into a new corporation are also entitled to appraisal rights. Shareholders of an acquiring corporation are entitled to appraisal rights in a merger, combination or majority share acquisition in which such shareholders are entitled to voting rights.

Indemnification

Nebraska law provides that a corporation may indemnify an officer, director, employee or agent against liability incurred in any proceeding if such person conducted himself in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests. In the case of any criminal proceeding, it is further required that such person have no reasonable cause to believe his conduct was unlawful. A corporation must indemnify an officer, director, employee or agent against expenses actually and reasonably incurred by him when such person is successful, on the merits or otherwise, in defense of any proceeding to which he was a party. A corporation may also pay for or reimburse reasonable expenses incurred by an officer, director, employee or agent in advance of the final disposition of the proceeding when certain criteria are met.

A corporation may not indemnify an officer, director, employee or agent in connection with a proceeding by or in the right of the corporation in which the director is adjudged liable to the corporation for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which the action or suit was brought shall determine upon application that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Under Ohio law, Ohio corporations are authorized to indemnify directors, officers and agents within prescribed limits and must indemnify them under certain circumstances. Ohio law does not provide statutory authorization for a corporation to indemnify directors and officers for settlements, fines or judgments in the context of derivative suits. However, it provides that directors (but not officers) are entitled to mandatory advancement of expenses, including attorneys' fees, incurred in defending any action, including derivative actions, brought against the director, provided that the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proved by clear and convincing evidence that his act or failure to act was one with deliberate intent to cause injury to the corporation or with reckless disregard for the corporation's best interests. Ohio law does not authorize payment of expenses or judgments to an officer or other agent after a finding of negligence or misconduct in a derivative suit absent a court order. Indemnification is required, however, to the extent such person succeeds on the merits. In all other cases, if a director or officer acted in good faith and in a manner he reasonably believed to be in (or not opposed to) the best interests of the corporation, indemnification is discretionary except as otherwise provided by a corporation's articles, code of regulations or by contract except with respect to the advancement of expenses of directors. The statutory right to indemnity is not exclusive in Ohio. Ohio law provides express authority for Ohio corporations to procure not only insurance policies, but also to furnish protection similar to insurance, including trust funds, letters of credit and self-insurance, or to provide similar protection such as indemnity against loss of insurance.

Ohio law has codified the traditional business judgment rule.
Ohio law provides that the business judgment presumption of good faith may only be overcome by clear and convincing evidence, rather than the preponderance of the evidence standard applicable in most states. Further, Ohio law provides specific statutory authority for directors to consider, in addition to the interests of the corporation's shareholders, other factors such as the interests of the corporation's employees, suppliers, creditors and customers; the economy of the state and nation; community and societal considerations; the long-term and short-term interests of the corporation and its shareholders; and the possibility that these interests may be best served by the continued independence of the corporation.

Rights Plan

On February 17, 1992, the FIRSTIER Board authorized and declared a dividend distribution of one right (a "Right") for each share of FIRSTIER Common Stock outstanding as of the close of business on March 6, 1992, each Right representing the right to purchase one one-thousandth (a "Unit") of a share of Series A Junior Participating Preferred Stock, $30.00 par value per share of FIRSTIER at a price of $190.00 per Unit, subject to adjustment. Pursuant to the terms of a Rights Agreement dated as of February 17, 1992 (the "Rights Agreement") between FIRSTIER and NBD Bank, N.A., as Rights Agent (the "Rights Agent"), each Right remained attached to a share of FIRSTIER Common Stock and was not exercisable except under the limited circumstances set forth in the Rights Agreement, relating generally to certain persons (each, an "Acquiring Person") who, directly or indirectly, has beneficial ownership or the right to acquire beneficial ownership of 20% or more of the then outstanding shares of FIRSTIER Common Stock. The Rights Agreement contained certain antitakeover provisions which were triggered when a person became an Acquiring Person, when FIRSTIER engaged in certain related party transactions with an Acquiring Person or when certain events occurred while there was an Acquiring Person. Pursuant to the Rights Agreement, the Rights were to expire on February 16, 2002 unless earlier redeemed for $.01 per Right (the "Redemption Price").

On August 16, 1993, pursuant to authorization of the Board of Directors, FIRSTIER and the Rights Agent entered into an Amendment to Rights Agreement (the "Amendment") which, among other things, provided that neither BANC ONE nor any Affiliate or Associate of BANC ONE (as defined in the Rights Agreement) would be deemed an Acquiring Person solely as a result of (i) the execution and delivery of the Merger Agreement, (ii) the execution and delivery of the Option Agreement, or (iii) the consummation of the transactions contemplated by either the Merger Agreement or the Option Agreement. The Amendment further provided that FIRSTIER, by the vote of a majority of the Unaffiliated Directors (as defined in the Rights Agreement), could redeem the Rights at the Redemption Price if (i) such redemption was to be effected in connection with certain transactions including the transactions contemplated by the Merger Agreement, and (ii) a majority of the Unaffiliated Directors approved any such transaction as being in the best interests of the shareholders of FIRSTIER after receiving the opinion of one or more investment banking firms that the consideration to be received in such transaction by the holders of FIRSTIER Common Stock was fair to such shareholders from a financial point of view. On October 1, 1993, pursuant to the requisite vote of the Unaffiliated Directors, all of the Rights were redeemed at the Redemption Price and the Rights Agreement was terminated.


                  MISCELLANEOUS INFORMATION

Transfer and Exchange Agents

Bank One, Indianapolis, N.A., Indianapolis, Indiana, serves as Transfer Agent and as Registrar for BANC ONE Common Stock. Bank One, Indianapolis, N.A. will act as Exchange Agent in connection with the Merger. NBD Bank, N.A. acts as Transfer Agent and as Registrar for FIRSTIER Common Stock.

Interests of Named Experts and Counsel

The consolidated financial statements of BANC ONE incorporated by reference in this Prospectus have been audited by Coopers & Lybrand, independent public accountants, to the extent and for the years included in their reports, which reports are included or are incorporated herein, and have been so included or incorporated in reliance upon their reports given on the authority of that firm as experts in accounting and auditing. The financial statements of FIRSTIER incorporated by reference in this Prospectus have been audited by Arthur Andersen (in the case of the financial statements for the year ended December 31, 1992) and by KPMG Peat Marwick (in the case of the financial statements for the years ended December 31, 1991 and 1990), to the extent and for the years included in their reports, which reports are included or are incorporated herein, and have been so included or incorporated in reliance upon their reports given on the authority of that firm as experts in accounting and auditing.

Certain legal matters will be passed upon for FIRSTIER by Thomas
B. Fischer, General Counsel of FIRSTIER. An opinion on the Federal income tax consequences of the proposed transaction will be issued by Sullivan & Cromwell. An opinion on the validity of the BANC ONE Common Stock offered hereby has been passed upon by Roman J. Gerber, General Counsel of BANC ONE.

Sources of Information

The information concerning BANC ONE and FIRSTIER has been supplied by the management of the respective companies.

Registration Statement

This Prospectus and Proxy Statement does not include all of the information set forth or incorporated by reference in the Registration Statement on Form S-4 and the exhibits thereto filed by BANC ONE with the Commission under the Securities Act. The Registration Statement may be inspected at the principal office of the Commission in Washington, D.C., and copies may be obtained upon payment of prescribed fees. See "AVAILABLE INFORMATION" for addresses of the Commission's offices. Reference is hereby made to the Registration Statement and exhibits thereto for further information pertaining to BANC ONE and FIRSTIER.

Other Matters

The FIRSTIER Board does not know of any other matters which may come before the Special Meeting.


                 B.  INFORMATION ABOUT BANC ONE


General -- Business.

BANC ONE is a multi-bank holding company with bank subsidiaries in Arizona, California, Colorado, Ohio, Illinois, Indiana, Kentucky, Michigan, Texas, Utah, West Virginia and Wisconsin. At September 30, 1993, BANC ONE had consolidated total assets of $76.5 billion, consolidated total deposits of approximately $59.1 billion and consolidated total shareholders' equity of approximately
$6.8 billion. At September 30, 1993, BANC ONE ranked eighth among the nation's publicly-owned bank holding companies in terms of period-end assets and at December 31, 1992, BANC ONE ranked sixth among the nation's publicly owned bank holding companies in terms of period-end common equity. At September 30, 1993, BANC ONE's return on average assets was 1.54%.

As of June 30, 1993, BANC ONE owned indirectly all of the outstanding stock of 78 commercial banks (the "Affiliate Banks"). Except for Bank One, Texas, N.A., BANC ONE had no single Affiliate Bank comprising in excess of 20% of its consolidated assets at September 30, 1993. Based on total assets as of [September] 30, 1993, BANC ONE's Affiliate Banks ranked second in Arizona and Ohio, first in Indiana, third in Colorado, Texas and Wisconsin. The Affiliate Banks have smaller statewide market shares in the other states in which BANC ONE operates. BANC ONE also owns subsidiaries which offer services in the areas of mortgage banking, credit card processing, consumer finance, equipment leasing, fiduciary and trust services, venture capital, credit life insurance, discount brokerage and data processing.

Since its formation in 1968, BANC ONE has acquired over 100 banking institutions and the number of banking offices of its affiliate banks has increased from 24 to over 1,300. BANC ONE anticipates that it will continue to expand by acquisition in the future. BANC ONE is frequently in discussions regarding possible acquisitions. See "Recent Developments" for information with respect to pending and potential acquisitions.

BANC ONE is a legal entity separate and distinct from its affiliate banks and its nonbanking subsidiaries. Accordingly, the right of BANC ONE, and thus the right of BANC ONE's creditors and shareholders, to participate in any distribution of the assets or earnings of any affiliate bank or other subsidiary is necessarily subject to the prior claims of creditors of the affiliate bank or subsidiary, except to the extent that claims of BANC ONE in its capacity as a creditor may be recognized. The principal source of BANC ONE's revenues is dividends and fees from its affiliates.
See "Certain Regulatory Matters" for a discussion of regulatory restrictions on the ability of the affiliate banks to pay dividends to BANC ONE.

Recent Developments.

In recent years, BANC ONE has pursued an active acquisition program. The following is a list of announced significant acquisitions that have not been consummated as of the date of this Prospectus and Proxy Statement:

        Liberty National Bancorp, Inc. (Louisville, Kentucky).

BANC ONE has also announced four other acquisitions which are not material in the aggregate.

BANC ONE continues to explore opportunities to acquire banks and non-bank companies permitted by the Bank Holding Company Act of 1956. Discussions are continually being carried on relating to the acquisition of bank-related companies and other banks. It is not presently known whether, or on what terms, such discussions will result in further acquisitions. BANC ONE's acquisition strategy is flexible in that it does not require BANC ONE to effect specific acquisitions so as to enter certain markets or to attain specified growth levels. Rather than being market driven or size motivated, BANC ONE's acquisition strategy reflects BANC ONE's willingness to consider potential acquisitions wherever and whenever such opportunities arise based on the then-existing market conditions and other circumstances. Banks to be acquired must be of sufficient size to support and justify having management of a caliber capable of making lending and other management decisions at the local level under BANC ONE's operating philosophy. BANC ONE also is willing from time to time to acquire a smaller bank when it can be acquired through a reorganization into an existing affiliate. BANC ONE's interest in the acquisition of non-bank companies has been limited to bank-related services with which BANC ONE already has familiarity. BANC ONE's acquisitions may be made by the exchange of stock, through cash purchases, and with other consideration.

Other than as described above, BANC ONE does not currently have any definite understandings or agreements for any acquisitions material to BANC ONE. However, BANC ONE anticipates that it will continue to expand by acquisition in the future.
Certain Regulatory Matters

General

BANC ONE is subject to the supervision of, and to regular inspection by, the Federal Reserve. BANC ONE's principal banking subsidiaries are organized as national banking associations, which are subject to regulation by the Comptroller of the Currency (the "Comptroller"). In addition, various state authorities regulate BANC ONE's state banking subsidiaries. Furthermore, the various banking subsidiaries are subject to regulation by the Federal Deposit Insurance Corporation (the "FDIC") and other federal bank regulatory bodies. In addition to banking laws, regulations and regulatory agencies, BANC ONE and its subsidiaries and affiliates are subject to various other laws, regulations and regulatory agencies, all of which directly or indirectly affect BANC ONE's operations, management and ability to make distributions. The following discussion summarizes certain aspects of those laws and regulations that affect BANC ONE.

Proposals to change the laws and regulations governing the banking industry are frequently raised in Congress, in the state legislatures and before the various bank regulatory agencies. The likelihood and timing of any changes and the impact such changes might have on BANC ONE and its subsidiaries are difficult to determine.

According to Federal Reserve policy, bank holding companies are expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. This support may be required at times when a bank holding company may not be able to provide such support. Furthermore, in the event of a loss suffered or anticipated by the FDIC -- either as a result of default of a banking or thrift subsidiary of BANC ONE or related to FDIC assistance provided to a subsidiary in danger of default -- the other banking subsidiaries of BANC ONE may be assessed for the FDIC's loss, subject to certain exceptions.

BANC ONE's banks are affected by various state and federal laws and by the fiscal and monetary policies of the federal government and its agencies, including the Federal Reserve. An important purpose of these policies is to curb inflation and control recessions through control of the supply of money and credit. The Federal Reserve uses its powers to regulate reserve requirements of its member banks, the discount rate on its member bank borrowings, interest rates on time and savings deposits of its member banks, and to conduct open market operations in United States government securities so as to exercise control over the supply of money and credit. These policies have a direct effect on the amount of bank loans and deposits and on the interest rates charged on loans and paid on deposits, with the result that federal policies have a material effect on bank earnings.
Policies which are directed toward increasing the supply of money and credit and reducing interest rates may have an adverse effect on bank earnings. Future policies of the Federal Reserve and other authorities cannot be predicted, nor can their effect on future bank earnings be predicted. Similarly, future changes in state and federal laws and wage, price and other economic restraints of the federal government cannot be predicted nor can their effect on future bank earnings be predicted.

Capital Requirements

The Federal Reserve, the FDIC and the Comptroller have issued substantially similar minimum risk-based and leverage capital guidelines for United States banking organizations. In addition, those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels, whether because of its financial condition or actual or anticipated growth.

The Federal Reserve risk-based guidelines applicable to BANC ONE define a two-tier capital framework. Tier 1 capital consists of common and qualifying preferred shareholders' equity, minority interests less goodwill and certain other intangible assets, and one-half of investments in unconsolidated subsidiaries.

Tier 2 capital consists of mandatory convertible debt, subordinated and other qualifying term debt, preferred stock not qualifying as Tier 1 capital and the allowance for credit losses, subject to certain limitations less one-half of investments in unconsolidated subsidiaries. The sum of Tier 1 and Tier 2 capital represents qualifying total capital, at least 50% of which must consist of Tier 1 capital. Risk-based capital ratios are calculated by dividing Tier 1 and total capital by the sum of four categories of risk-weighted assets, such risk weights based primarily on relative credit risk. The regulatory minimum qualifying total risk-based capital ratio is 8%, of which at least 4% must consist of Tier 1 capital. BANC ONE's Tier 1 and total risk-based capital ratios under these guidelines at September 30, 1993 were 10.42% and 14.22%, respectively.

The leverage ratio is determined by dividing Tier 1 capital by adjusted total assets. Although the stated minimum ratio is 3%, most banking organizations are required to maintain ratios of at least 100 to 200 basis points above 3%. BANC ONE's estimated leverage ratio at September 30, 1993 was 8.61%. Although BANC ONE has not been informed of any specific leverage ratio requirement applicable to it, management believes that BANC ONE meets its leverage ratio requirement.

Dividend Restrictions

Various Federal and state statutory provisions limit the amount of dividends BANC ONE's affiliate banks can pay to BANC ONE without regulatory approval. The approval of the appropriate bank regulator is required for any dividend by a national bank or state member bank if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits, as defined by regulatory agencies, for such year combined with its retained net profits for the preceding two years. In addition, a national bank or a state member bank may not pay a dividend in an amount greater than its net profits then on hand. Under these provisions and various state law restrictions, BANC ONE's Affiliate Banks could have declared, as of December 31, 1992, without obtaining prior regulatory approval, aggregate dividends of approximately $814 million. In addition, federal bank regulatory authorities have authority to prohibit the Affiliate Banks from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending upon the financial condition of the bank in question, could be deemed to constitute such an unsafe or unsound practice. The ability of BANC ONE's Affiliate Banks to pay dividends in the future is presently, and could be further, influenced by bank regulatory policies and capital guidelines.

FDICIA

The Federal Deposit Insurance Corporation Improvement Act of 1991 (the "FDICIA"), which became law on December 19, 1991, revises several banking statutes, including the Federal Deposit Insurance Act, affecting bank regulation, deposit insurance and provisions for funding of the Bank Insurance Fund (the "BIF") administered by the FDIC. Under FDICIA the bank regulators' authority to intervene is linked to the deterioration of a bank's capital level. In addition, FDICIA places limits on real estate lending and brokered deposit activities, expands audit and reporting requirements, and imposes limitations and requirements on various banking functions. BANC ONE believes that the deposit insurance and brokered deposit limitations under FDICIA will not have any material impact on the liquidity or funding of BANC ONE or its affiliate banks.

Deposit Insurance Assessments

The deposits of each of BANC ONE's banks are insured up to regulatory limits by the FDIC. Accordingly, BANC ONE's banks are subject to deposit insurance assessments to maintain the Bank Insurance Fund (the "BIF") of the FDIC. Pursuant to FDICIA, the FDIC must establish a risk-based insurance assessment system by January 1, 1994.

On September 14, 1992, the FDIC adopted regulations to implement a transitional risk-related insurance assessment system, starting January 1, 1993. Under this system, the FDIC will place each insured bank in one of nine risk categories based on its level of capital and other relevant information (such as supervisory evaluations). Each insured bank's insurance assessment rate will then be determined by the risk category in which it has been classified by the FDIC. Under this transitional system, the average insurance assessment rate will be .254% per $100 of deposits. However, there will be an eight basis point spread between the highest and lowest assessment rates, so that banks classified as strongest by the FDIC will be subject to a rate of $0.23 per $100 of deposits and banks classified as weakest by the FDIC will be subject to a rate of $0.31 per $100 of deposits. The FDIC has indicated that it expects that the majority of banks will be subject to an assessment rate of $0.23 per $100 of deposits (the same rate as under the current flat-rate assessment system). However, the FDIC has also indicated that it expects to recommend that the permanent risk-related premium system, to be implemented in 1994, incorporate a wider differential between the highest and lowest assessment rates.
Depositor Preference Statute

Federal legislation has been enacted providing that deposits and certain claims for administrative expenses and employee compensation against an insured depositary institution would be afforded a priority over other general unsecured claims against such an institution, including federal funds and letters of credit, in the "liquidation or other resolution" of such an institution by any receiver.

Brokered Deposits

The FDIC has also adopted final regulations governing the receipt of brokered deposits. Under these regulations, an FDIC-insured bank or savings association cannot accept brokered deposits unless: (a) it is well capitalized or (b) it is adequately capitalized and receives a waiver from the FDIC.

A bank or savings association that cannot receive brokered deposits also cannot offer "pass-through" insurance on certain employee benefit accounts, unless it provides certain to affected depositors. In addition, a bank or savings association that is not well capitalized may not pay an interest rate on any deposits in excess 75 basis points over certain prevailing market rates. At September 30, 1993, BANC ONE's banking subsidiaries had brokered deposits of $ million.

Market Prices of and Dividends Paid on BANC ONE Common Stock

BANC ONE Common Stock is, and the shares offered hereby will be, listed on the New York Stock Exchange. The following table sets forth, for the periods indicated, the high and low reported closing sale prices per share of BANC ONE Common Stock on the New York Stock Exchange Composite Tape and cash dividends per share of BANC ONE Common Stock. The dividend and stock price information has been adjusted to reflect the five shares for four shares BANC ONE Common Stock split payable on August 31, 1993 and the 10% dividend on BANC ONE Common Stock effective February 14, 1992.

               Price Range of Common Stock

                      High          Low      Dividends
1991

  First Quarter . .  $26.54       $18.10        $.21
  Second Quarter. .   29.46        25.09         .21
  Third Quarter . .   35.27        28.00         .21
  Fourth Quarter. .   38.36        30.54         .21

1992

  First Quarter . .  $40.00       $33.82        $.23
  Second Quarter. .   38.00        33.80         .23
  Third Quarter . .   37.70        33.70         .26
  Fourth Quarter. .   42.80        35.00         .26

1993

  First Quarter . .  $46.50       $40.00        $.28
  Second Quarter. .   49.20        40.40         .28
  Third Quarter . .   46.41        38.00         .31
  Fourth Quarter. .

1994

  First Quarter . .
    (through [         ], 1994


BANC ONE intends to continue its present policy of paying quarterly cash dividends to its shareholders so that dividends as a percentage of income will average between 35 and 40 percent of net income. The timing and amount of future dividends will depend upon earnings, cash requirements, the financial condition of BANC ONE and its subsidiaries, applicable government regulations and other factors deemed relevant by the Board of Directors. Certain debt instruments to which BANC ONE is a party limit its ability to pay dividends on BANC ONE Common Stock. Under the most restrictive of these limitations, BANC ONE would have been permitted to pay cash dividends on BANC ONE Common Stock in excess of its $814 million of retained earnings as of December 31, 1992. As described under "Certain Regulatory Matters," various state and federal laws limit the ability of affiliate banks to pay dividends to BANC ONE.

Incorporation of Certain Information About BANC ONE By Reference

BANC ONE's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, BANC ONE's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1993, June 30, 1993 and September 30, 1993 and BANC ONE's Current Reports on Form 8-K filed February 4, 1993 (2), February 16, 1993, August 20, 1993, November 9, 1993,
November 16, 1993, and November 24, 1993, in each case filed with the Commission pursuant to Section 13 of the Exchange Act and the description of BANC ONE Common Stock which is contained in its registration statement filed under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description, are incorporated into this Prospectus and Proxy Statement by reference.


         C.  INFORMATION ABOUT FIRSTIER FINANCIAL, INC.

General

FIRSTIER is a multi-bank holding company incorporated under the laws of the state of Nebraska in 1984, which as of September 30, 1993, owned all of the outstanding stock of four commercial national banks which operate 33 offices in Nebraska and one federal savings bank which operated 10 offices in Nebraska. On October 29, 1993, the federal savings bank merged with and into one of FIRSTIER's commercial national banks. As of September 30, 1993, FIRSTIER, its affiliate banks and its non-bank subsidiaries had total assets of approximately $3.0 billion and total deposits of approximately $2.3 billion.

The primary subsidiaries of FIRSTIER are FirsTier Bank, N.A., Omaha with total assets of $1.4 billion and total deposits of $1.1 billion as of September 30, 1993; FirsTier Bank, N.A., Lincoln with total assets of $1.1 billion and total deposits of $787 million as of September 30, 1993; FirsTier Bank, N.A., Scottsbluff with assets of $261 million and deposits of $232 million as of September 30, 1993; FirsTier Bank, N.A., Norfolk with total assets of $197 million and total deposits of $173 million as of September 30, 1993; and FirsTier Savings Bank, FSB with total assets of $139 million and total deposits of $104 million as of September 30, 1993.

Recent Developments

On October 29, 1993, FirsTier Savings Bank, FSB merged with and into FirsTier Bank, N.A., Omaha.

Market Prices of and Dividends Paid on FIRSTIER Common Stock

The following table sets forth, for the periods indicated, the high and low reported sale prices per share of FIRSTIER Common
Stock reported on the NASDAQ National Market System and cash dividends per share of FIRSTIER Common Stock.

                   Price Range of Common Stock

                      High          Low      Dividends
1991

  First Quarter . .  $18.88       $14.25        $.150
  Second Quarter. .   21.19        18.00         .150
  Third Quarter . .   25.88        20.69         .165
  Fourth Quarter. .   27.75        25.25         .165

1992

  First Quarter . .  $31.88       $27.75        $.165
  Second Quarter. .   33.50        30.38         .180
  Third Quarter . .   39.00        32.75         .180
  Fourth Quarter. .   45.50        37.75         .180

1993

  First Quarter . .  $48.25       $41.50        $.20
  Second Quarter. .   56.00        42.75         .20
  Third Quarter . .   56.25        46.50         .20
  Fourth Quarter. .

1994

 First Quarter. . .
  (through [      ], 1994

Beginning with the second calendar quarter of 1993 and for each succeeding calendar quarter prior to the consummation of the Merger, the Merger Agreement provides that FIRSTIER may declare and pay cash dividends on shares of FIRSTIER Common Stock in an amount, per calendar quarter, which will be equal to either (i) $.20 per share per quarter for each of the second and third quarters of 1993 and $.23 per share per quarter for the fourth quarter of 1993 and each subsequent quarter, or (ii) that amount per share per quarter calculated by multiplying the amount paid by BANC ONE on each share of BANC ONE Common Stock for such quarter times the Exchange Rate. However, FIRSTIER will not declare or pay any dividends or make any distributions in any amount on the FIRSTIER Common Stock in the quarter in which the Effective Time occurs and in which the shareholders of FIRSTIER Common Stock are entitled to receive regular quarterly dividends on the shares of BANC ONE Common Stock into which the shares of FIRSTIER Common Stock have been converted.

Incorporation of Certain Information About FIRSTIER by Reference

FIRSTIER's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, FIRSTIER's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1993, June 30, 1993 and September 30, 1993 and FIRSTIER's Current Reports on Form 8-K, including the Form 8-K filed on April 19, 1993, the Form 8-K filed on September 8, 1993 and the Form 8-K filed on September 17, 1993, in each case filed with the Commission pursuant to Section 13 of the Exchange Act and the description of FIRSTIER Common Stock which is contained in its registration statement filed under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description, are incorporated into this Prospectus and Proxy Statement by reference.

              D.  VOTING AND MANAGEMENT INFORMATION


BANC ONE will pay the costs of preparing and printing this Prospectus and Proxy Statement and FIRSTIER will bear the cost of soliciting proxies for the Special Meeting. Solicitation of proxies will be made in person, by mail, or by telephone or telegraph by present and former directors, officers and employees of FIRSTIER for which no additional compensation will be paid. In addition, FIRSTIER has retained Morrow & Co., Inc. ("Morrow") to assist FIRSTIER in soliciting proxies in connection with the Merger. FIRSTIER has agreed to pay Morrow $7,500 for such solicitation services, as well as to reimburse Morrow for its disbursements incurred in connection with distributing proxy materials. FIRSTIER will bear the cost of solicitation of proxies from its shareholders. Copies of the form of proxy and Notice and this Prospectus and Proxy Statement will be mailed to shareholders
on or about              , 1994.

Voting

The proxy accompanying this Prospectus and Proxy Statement is solicited by the Board of Directors of FIRSTIER and, if properly executed and returned, will be voted in accordance with the instructions given therein. IF NO INSTRUCTIONS ARE GIVEN, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSAL TO APPROVE THE MERGER AGREEMENT. Any proxy may be revoked at any time before it is voted by furnishing FIRSTIER with either written notice of revocation or a subsequently dated proxy or appearing at the Special Meeting and electing to vote in person.

The FIRSTIER Board has fixed the close of business on           ,
1994, as the record date for the determination of shareholders entitled to notice of and to vote at the Special Meeting. As of
the record date,                shares of FIRSTIER Common Stock
were outstanding, each of which entitled its holder to one vote at the Special Meeting. The affirmative vote of the holders of two-thirds of the outstanding shares of FIRSTIER Common Stock entitled to vote thereon is required for approval of the Merger Agreement.

The FIRSTIER Board has unanimously approved the Merger Agreement and each director has indicated an intention to vote all of his shares in favor of the Merger Agreement.

Rights of Dissenting Shareholders

Under Nebraska Law, the right of a dissenting shareholder to receive payment of the fair value of his shares pursuant to
Section 21-2079 of the Nebraska Business Corporation Act does not apply to shareholders of a bank holding company.

Management and Principal Shareholders of BANC ONE

Information concerning the directors and executive officers of BANC ONE, compensation of directors and executive officers of BANC ONE and any related transactions in which they have an interest, together with information related to principal shareholders of BANC ONE, is set forth in BANC ONE's Proxy Statement, dated
March 11, 1993, incorporated herein by reference to BANC ONE's Annual Report on Form 10-K for the year ended December 31, 1992. See "INCORPORATION BY REFERENCE."

Management and Principal Shareholders of FIRSTIER

Information concerning the directors and executive officers of FIRSTIER, together with information related to principal shareholders of FIRSTIER, is set forth in FIRSTIER's Proxy Statement, dated April 9, 1993, incorporated herein by reference to FIRSTIER's Annual Report on Form 10-K for the year ended December 31, 1992. See "INCORPORATION BY REFERENCE."

DRAFT                   EXHIBIT A


                    ___________________, 1994



Board of Directors
FirsTier Financial, Inc.
1700 Farnam Street
Omaha, NE  68102

Gentlemen:

        We understand that FirsTier Financial, Inc. (the "Company"), Banc One Corporation (the "Buyer"), and Banc One Beta Corporation (the "Acquisition Sub") propose to enter into an Agreement and Plan of Merger dated April 19, 1993 (the "Merger Agreement"), which provides, among other things, for (i) the conversion of all of the outstanding shares of common stock, par value $5 per share ("Company Common Stock"), of the Company into shares of common stock, no par value ("Buyer Common Stock"), of the Buyer, and (ii) the merger (the "Merger") of the Acquisition Sub with the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer and each outstanding share of the Company Common Stock will be converted into 1.00 share (the "Exchange Ratio") of Buyer Common Stock. The terms and conditions of the Merger are more fully set forth in the Merger Agreement and certain related agreements.

        You have asked for our opinion as to whether the Exchange
Ratio is fair from a financial point of view to the holders of shares of Company Common Stock (other than the Buyer and its affiliates).

        For purposes of the opinion set forth herein, we have:

        (i) analyzed certain publicly available financial statements and other information of the Company;

       (ii) analyzed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

      (iii) analyzed certain financial projections concerning the Company and Buyer prepared by the management of the Company and Buyer, respectively;

       (iv) discussed the past and current operations and financial condition and the prospects, including asset quality trends, of the Company with senior executives of the Company;

        (v) reviewed the reported prices and trading activity for Company Common Stock;

       (vi) analyzed certain publicly available financial statements and other information of the Buyer;

      (vii) discussed the past and current operations and financial condition and the prospects, including asset quality trends, of the Buyer with senior executives of the Buyer;

     (viii) reviewed the reported prices and trading activity for Buyer Common Stock;

       (ix) compared the financial performance of the Company and the prices and trading activity of Company Common Stock with the financial performance of certain other comparable publicly-traded companies and their securities;

        (x) compared the financial performance of the Buyer and the prices and trading activity of Buyer Common Stock with the financial performance of certain other comparable publicly-traded companies and their securities;

       (xi) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

      (xii) discussed the strategic objectives of the Merger with the Company and Buyer;

     (xiii) discussed with the independent auditors of the Company their review of the financial and accounting affairs of the Company and with the independent auditors of the Buyer their review of the financial and accounting affairs of the Buyer;

      (xiv) participated in discussions and negotiations among representatives of the Company and Buyer and their financial and legal advisors; and

       (xv) reviewed the Merger Agreement and certain related documents.

        We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or Buyer, nor have we been furnished with any such appraisals. We have not examined any individual loan credit files of the Company or the Buyer. We have assumed without independent verification that the aggregate allowances for loan losses of the Company and the Buyer are adequate to cover such losses. Finally, as directed by the Board of Directors of the Company, we have not solicited interest from other potential buyers of the Company. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

        We have acted as financial advisor to the Company in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financial services for the Company, as well as the Buyer, and have received customary fees for the rendering of these services.

        It is understood that this letter is for the information of the Board of Directors of the company only and may not be used for any other purpose without our prior written consent.

        Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio is fair from a financial point of view to the holders of shares of Company Common Stock (other than the Buyer and its affiliates).

                  Very truly yours,

                  MORGAN STANLEY & CO. INCORPORATED


                  By:  DRAFT_______
                  C. Douglas Mercer
                  Principal


                             PART II
             INFORMATION NOT REQUIRED IN PROSPECTUS


Item 20.  Indemnification of Officers and Directors.

Section 1701.13(E) of the Ohio General Corporation Law sets forth provisions which define the extent to which a corporation may indemnify directors, officers, and employees. Those provisions have been adopted by the Registrant in Article V of Registrant's Code of Regulations. Article V provides for the indemnification or the purchase of insurance for the benefit of the directors, officers, employees and agents of the Registrant in the event such persons are subject to legal action as a result of actions in their capacities as directors, officers, employees or agents of the Registrant. Registrant has entered into indemnification agreements with its directors and executive officers that provide for indemnification unless the indemnitee's conduct is finally adjudged by a court to be knowingly fraudulent, deliberately dishonest or willful misconduct. Registrant indemnifies other officers, employees or agents, provided such persons acted in good faith and in a manner which they reasonably believed to be in or not opposed to the best interest of the Registrant or, with respect to criminal actions, had no reason to believe was unlawful.

Item 21.  Exhibits and Financial Statement Schedules.

The following exhibits are filed herewith except those indicated which have been filed previously as shown below and which are incorporated herein by reference.

2.1 Agreement and Plan of Merger dated April 19, 1993, by and among FirsTier Financial, Inc., Banc One Beta Corporation and BANC ONE CORPORATION.

2.2 First Agreement Amending Agreement and Plan of Merger dated January 10, 1994, by and among FirsTier Financial,
        Inc., Banc One Beta Corporation and BANC ONE CORPORATION.

2.3     Option Agreement dated April 20, 1993, by and between
        FirsTier Financial, Inc. and BANC ONE CORPORATION.

2.4     Form of Proxy to be used by FirsTier Financial, Inc.

3.1     Amended Articles of Incorporation of the Registrant
        (incorporated by reference from Exhibit 3-1 of the Annual
        Report of the Registrant on Form 10-K for the year ended
        December 31, 1991.)

3.2 Code of Regulations of the Registrant (incorporated by reference from Exhibit 3-2 of the Annual Report of the Registrant on Form 10-K for the year ended December 31,
        1991).

4.1     Form of Common Stock Certificate of the Registrant
        (incorporated by reference from Exhibit 4.1 to the Annual
        Report of the Registrant on Form 10-K for the year ended
        December 31, 1989).

5*      Opinion of Roman J. Gerber, General Counsel for BANC ONE
        CORPORATION, regarding the legality of securities being offered, including consent.

8 Opinion of Sullivan & Cromwell regarding the Federal income tax consequences of the Merger, including consent.

23.1    Consent of Coopers & Lybrand.

23.2    Consent of Arthur Andersen.

23.3    Consent of KPMG Peat Marwick

23.4*   Consent of Roman J. Gerber, General Counsel for BANC ONE
        Corporation (included in Exhibit 5 hereto).

23.5*   Consent of Sullivan & Cromwell (included in Exhibit 8
hereto).

24 Power of attorney is included elsewhere in Part II of this Registration Statement.

___________
*To be filed by amendment


Item 22.     Undertakings.

        (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (b) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

        (c) The Registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (b) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

        (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

        (g)  The undersigned Registrant hereby undertakes:

             (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                (i)    To include any prospectus required by
Section 10(a)(3) of the Securities Act of 1933;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement:


             Provided, however that paragraphs (g)(1)(i) and
             (g)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                           SIGNATURES


Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on January 18, 1994.

                                 BANC ONE CORPORATION


                                 By: ROMAN J. GERBER

                                     Roman J. Gerber
                                     Executive Vice President



                        POWER OF ATTORNEY


We, the undersigned officers and directors of BANC ONE CORPORATION, hereby severally constitute and appoint Roman J. Gerber, George R. L. Meiling and William C. Leiter, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for us and in our stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and all documents relating thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

WITNESS our hands and common seal on the dates set forth below.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


Signature                        Title                 Date


JOHN B. MCCOY             Chairman of the Board  January 18, 1994
John B. McCoy             (Principal Executive
                          Officer & Director)



DONALD L. MCWHORTER       President and Director January 18, 1994
Donald L. McWhorter


FREDERICK L. CULLEN       Senior Vice President  January 18, 1994
Frederick L. Cullen       (Principal Financial
                          Officer)


WILLIAM C. LEITER         Controller (Principal  January 18, 1994
William C. Leiter         Accounting Officer)


CHARLES E. EXLEY          Director               January 18, 1994
Charles E. Exley


E. GORDON GEE             Director               January 18, 1994
E. Gordon Gee


JOHN R. HALL              Director               January 18, 1994
John R. Hall


LABAN P. JACKSON, JR.     Director               January 18, 1994
Laban P. Jackson, Jr.


JOHN G. MCCOY             Director               January 18, 1994
John G. McCoy

RENE C. MCPHERSON         Director               January 18, 1994
Rene C. McPherson


THEKLA R. SHACKELFORD     Director               January 18, 1994
Thekla R. Shackelford


FREDERICK P. STRATTON, JR. Director              January 18, 1994
Frederick P. Stratton, Jr.


ROMEO J. VENTRES          Director               January 18, 1994
Romeo J. Ventres


ROBERT D. WALTER          Director               January 18, 1994
Robert D. Walter


__________________        Director               _______ __, 1994
Leslie H. Wexner